EXHIBIT 99.3

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2022 AND 2021

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yamana Gold Inc. and subsidiaries ("Yamana Gold Inc." or the "Company") and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.

Yamana Gold Inc. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. The Company's internal control over financial reporting as of December 31, 2022, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee ("Committee").

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the consolidated financial statements and the external auditors' reports. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte LLP, Chartered Professional Accountants, Licensed Public Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Deloitte LLP has full and free access to the Audit Committee.

“Daniel Racine”                “Jason LeBlanc”

President and                Senior Vice President, Finance and
Chief Executive Officer             Chief Financial Officer

March 29, 2023

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yamana Gold Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Yamana Gold Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive (loss) earnings, cash flows and changes in equity, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Mining Properties – Assessment of Whether Indicators of Impairment or Impairment Reversal Exist – Refer to Notes 4, 13 and 23 of the Financial Statements

Critical Audit Matter Description
The Company’s determination of whether an indicator of impairment or impairment reversal exists requires significant management judgement.

While there are several inputs that are required to determine whether or not an indicator of impairment or impairment reversal exists, the judgements with the highest degree of subjectivity are future commodity prices (gold and silver), future foreign exchange rates, discount rate and consideration of market transactions. Auditing these estimates and inputs required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value and accounting specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to future commodity prices (gold and silver), future foreign exchange rates, discount rate and market transactions considered in the assessment of indicators of impairment or impairment reversal included the following, among others:
•Evaluated the effectiveness of controls over management’s assessment of indicators of impairment or impairment reversal, including the determination of future commodity prices (gold and silver), future foreign exchange rates and the discount rate;
•With the assistance of accounting specialists with expertise in IAS 36 – Impairment of Assets and IFRS 13 – Fair Value Measurement, evaluated management’s judgement surrounding whether the Pan American-Agnico Transaction represents an indicator of impairment by analyzing against relevant accounting standards;
•With the assistance of fair value specialists;
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•Evaluated the reasonableness of the forecasts of future gold and silver prices and future foreign exchange rates by comparing management’s forecasts to third party forecasts; and
•Evaluated the reasonableness of the discount rate by testing the source information underlying the determination of the discount rate.

Impairment Loss – Cerro Moro CGU, Minera Florida CGU, Suyai CGU, Jeronimo CGU, La Pepa CGU, Lavra Velha CGU, Don Sixto CGU and Argentinian and USA Exploration Pool CGUs – Refer to Notes 4, 13 and 22 of the Financial Statements

Critical Audit Matter Description
At each reporting date, the Company reviews the carrying amounts of its mining properties and plant and equipment at a CGU level to determine whether there is an indication that these assets might be impaired, or that previously recognized impairment losses may no longer exist or may have decreased. If any such indicators exist, the recoverable amount of the relevant CGU is estimated based on the higher of its fair value less costs of disposal and value in use, to determine the extent of the impairment loss or impairment loss reversal.

While there are several inputs that are required to determine the recoverable amount for these CGUs, the estimates and assumptions with the highest degree of subjectivity and judgement uncertainty are the mineral reserves and mineral resources valuation multiples relating to the Cerro Moro, Minera Florida, Suyai, Jeronimo, La Pepa, Lavra Velha, Don Sixto and Argentinian and USA Exploration Pool CGUs (“mineral reserves and mineral resources valuation multiples”). Performing audit procedures to evaluate the reasonableness of such estimates and assumptions required a high degree of auditor judgement and an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the mineral reserves and mineral resources valuation multiples used in determining the recoverable amounts of the CGUs included the following, among others:
•Evaluated the effectiveness of controls over management’s estimates and assumptions related to the mineral reserves and mineral resources valuation multiples;
•With the assistance of fair value specialists, evaluated the reasonableness of the mineral reserves and mineral resources valuation multiples by obtaining third party information surrounding mineral reserves and mineral resources valuation multiples from market transactions and compared the valuation multiples to those used by management.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada

March 29, 2023

We have served as the Company's auditor since 1995.

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Yamana Gold Inc.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Yamana Gold Inc. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022 of the Company and our report dated March 29, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada

March 29, 2023

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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

(In millions of US Dollars except for shares and per share amounts)	2022	2021
Revenue (Note 8)	$1,807.1	$1,815.4
Cost of sales excluding depletion, depreciation and amortization (Note 2)	(778.1)	(728.9)
Gross margin excluding depletion, depreciation and amortization (Note 2)	$1,029.0	$1,086.5
Depletion, depreciation and amortization	(466.8)	(447.9)
Temporary suspension costs (Note 2)	(7.7)	(3.5)
Impairment of operating mining properties (Note 13)	(214.9)	—
Mine operating earnings	$339.6	$635.1

Expenses
General and administrative	(121.0)	(74.8)
Exploration and evaluation	(39.8)	(31.6)
Share of earnings of associates	—	0.9
Termination fee payment to Gold Fields (Note 36)	(300.0)	—
Reimbursement of termination fee from Pan American (Note 36)	150.0	—
Other operating expenses, net (Note 10)	(80.1)	(37.4)
Impairment of non-operating mining properties (Note 13)	(1,707.8)	—
Operating (loss) earnings	$(1,759.1)	$492.2
Finance costs (Note 12)	(64.9)	(134.4)
Other income, net (Note 11)	29.6	26.7
(Loss) earnings before taxes	$(1,794.4)	$384.5
Current income tax expense (Note 14)	(126.6)	(159.8)
Deferred income tax recovery (expense) (Note 14)	525.6	(135.9)
Income tax recovery (expense), net	$399.0	$(295.7)
Net (loss) earnings	$(1,395.4)	$88.8

Attributable to:
Yamana Gold Inc. equity holders	$(982.3)	$147.5
Non-controlling interests (Note 31)	(413.1)	(58.7)
Net (loss) earnings	$(1,395.4)	$88.8

(Loss) earnings per share attributable to Yamana Gold Inc. equity holders (Note 15)
Basic and diluted	$(1.02)	$0.15

Weighted average number of shares outstanding (in thousands) (Note 15)
Basic	960,700	963,393
Diluted	960,700	964,932
The accompanying notes are an integral part of the consolidated financial statements.

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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) EARNINGS
FOR THE YEARS ENDED DECEMBER 31,

(In millions of US Dollars)	2022	2021
Net (loss) earnings	$(1,395.4)	$88.8

Other comprehensive (loss) earnings, net of taxes
Items that may be reclassified subsequently to net earnings:
Cash-flow hedges
- Effective portion of changes in fair value of cash flow hedges	(1.2)	(11.8)
- Reclassification of losses recorded in earnings	7.2	9.7
- Tax Impact on fair value of hedging instruments	(2.0)	1.9
- Time value of options contracts excluded from hedge relationship	1.7	(4.9)
	$5.7	$(5.1)
Items that will not be reclassified to net earnings:
Changes in the fair value of equity investments at FVOCI	(30.7)	(11.0)
Income tax relating to items that will not be reclassified subsequently to net earnings	—	1.5
Re-measurement of employee benefit plan	(0.6)	(1.3)
Total other comprehensive loss	$(25.6)	$(15.9)
Total comprehensive (loss) earnings	$(1,421.0)	$72.9

Attributable to:
Yamana Gold Inc. equity holders	$(1,007.9)	$131.6
Non-controlling interests	(413.1)	(58.7)
Total comprehensive (loss) earnings	$(1,421.0)	$72.9
The accompanying notes are an integral part of the consolidated financial statements.
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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

(In millions of US Dollars)	2022	2021
Operating activities
(Loss) earnings before taxes	$(1,794.4)	$384.5
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	466.8	447.9
Share-based payments	28.0	3.2
Other costs (income), net	17.4	(4.9)
Finance costs (Note 12)	64.9	134.4
Mark-to-market on financial instruments	0.8	0.3
Share of earnings of associates	—	(0.9)
Impairment of mining properties (Note 13)	1,922.7	—
Amortization of deferred revenue	(14.6)	(18.0)
Gain on discontinuation of the equity method (Note 10)	—	(10.2)
Other non-cash expenses, net (Note 16)	39.1	20.7
Environmental rehabilitation obligations paid	(22.2)	(16.2)
Other cash payments	(12.3)	(5.2)
Cash flows from operating activities before income taxes paid and net change in working capital	$696.2	$935.6
Income taxes paid	(155.9)	(151.0)
Cash flows from operating activities before net change in working capital	$540.3	$784.6
Net change in working capital (Note 16)	(12.2)	(42.3)
Cash flows from operating activities	$528.1	$742.3
Investing activities
Acquisition of property, plant and equipment	$(504.8)	$(384.6)
Acquisition of Monarch Gold, net of cash acquired (Note 6)	—	(44.8)
Cash used on acquisition of investments and other assets	(11.1)	(25.0)
Proceeds on disposal of investments and other assets	10.9	61.5
Cash used in other investing activities	(14.4)	(6.8)
Cash flows used in investing activities	$(519.4)	$(399.7)
Financing activities
Dividends paid	$(114.6)	$(104.1)
Cash paid on acquisition of own shares	—	(28.3)
Interest paid	(35.0)	(47.2)
Early note redemption premium (Note 12)	—	(53.3)
Repayment of senior notes and credit facility	—	(719.0)
Net proceeds from senior notes and credit facility	—	495.2
Payment of lease liabilities	(23.4)	(19.2)
Cash contributions from non-controlling interests	19.7	18.6
Cash used in other financing activities	(9.2)	(10.2)
Cash flows used in financing activities	$(162.5)	$(467.5)
Effect of foreign exchange of non-US Dollar denominated cash and cash equivalents	(4.7)	(1.3)
Decrease in cash and cash equivalents	$(158.5)	$(126.2)
Cash and cash equivalents, beginning of year	$525.0	$651.2
Cash and cash equivalents, end of year	$366.5	$525.0
Supplementary Cash Flow Information (Note 16).
The accompanying notes are an integral part of the consolidated financial statements.
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YAMANA GOLD INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31,

(In millions of US Dollars)	2022	2021
Assets
Current assets:
Cash and cash equivalents (Note 16)	$366.5	$525.0
Trade and other receivables	3.8	3.0
Inventories (Note 19)	209.2	167.2
Other financial assets (Note 20)	16.6	27.0
Other assets (Note 21)	100.9	113.3
	$697.0	$835.5
Non-current assets:
Property, plant and equipment (Note 22)	$4,995.7	$6,775.2
Goodwill and other intangible assets (Note 23)	387.1	391.8
Deferred tax assets (Note 14)	124.2	96.2
Other financial assets (Note 20)	57.8	81.0
Other assets (Note 21)	189.7	203.0
Total assets	$6,451.5	$8,382.7

Liabilities
Current liabilities:
Trade and other payables (Note 24)	$314.7	$274.7
Income taxes payable	13.4	37.4
Other financial liabilities (Note 25)	97.1	76.0
Other provisions and liabilities (Note 26)	60.3	57.7
	$485.5	$445.8
Non-current liabilities:
Long-term debt (Note 27)	$774.3	$772.8
Environmental rehabilitation provision (Note 28)	335.1	352.9
Deferred tax liabilities (Note 14)	867.9	1,364.2
Other financial liabilities (Note 25)	186.2	121.9
Other provisions and liabilities (Note 26)	109.1	121.9
Total liabilities	$2,758.1	$3,179.5

Equity
Share capital (Note 29)	$7,695.0	$7,689.9
Contributed surplus	26.4	24.9
Accumulated other comprehensive (loss) income	(48.0)	(22.4)
Deficit	(4,393.9)	(3,296.5)
Attributable to Yamana Gold Inc. equity holders	$3,279.5	$4,395.9
Non-controlling interests (Note 31)	413.9	807.3
Total equity	$3,693.4	$5,203.2
Total liabilities and equity	$6,451.5	$8,382.7
Commitments and Contingencies (Note 34)
Subsequent Events (Notes 25, 27 and 36)
The accompanying notes are an integral part of the consolidated financial statements

Approved by the Board

“Peter Marrone”	“Richard Graff”
PETER MARRONE	RICHARD GRAFF
Director	Director

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YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31,

(In millions of US Dollars)	Share capital	Contributed surplus	Accumulated other comprehensive (loss) income	Deficit	Attributable to Yamana Gold Inc. equity holders	Non- controlling interests	Total equity
As at January 1, 2021	$7,648.9	$22.7	$(6.5)	$(3,318.8)	$4,346.3	$826.0	$5,172.3
Total comprehensive earnings
Net earnings (loss)	—	—	—	147.5	147.5	(58.7)	88.8
Other comprehensive loss	—	—	(15.9)	—	(15.9)	—	(15.9)
	$—	$—	$(15.9)	$147.5	$131.6	$(58.7)	$72.9
Transactions with owners
Issued on acquisition of Monarch Gold (Note 6)	61.2	—	—	—	61.2	—	61.2
Issued on acquisition of exploration properties (Note 6)	3.1	—	—	—	3.1	—	3.1
Issued on vesting of restricted share units (Note 30)	4.5	(4.5)	—	—	—	—	—
Vesting restricted share units	—	4.9	—	—	4.9	—	4.9
Issued on exercise of warrants (Note 30)	0.1	—	—	—	0.1	—	0.1
Cash contributions from non-controlling interests in MARA (Note 6)	—	—	—	—	—	18.6	18.6
Vesting of Mineros option on La Pepa (Note 6)	—	2.0	—	—	2.0	—	2.0
Issued on exercise of Mineros option on La Pepa (Note 6)	—	—	—	(16.4)	(16.4)	21.4	5.0
Acquisition of own shares, share cancellations and other adjustments (Note 30)	(28.6)	(0.2)	—	—	(28.8)	—	(28.8)
Dividend reinvestment plan (Note 30)	0.7	—	—	—	0.7	—	0.7
Dividends (Note 29)	—	—	—	(108.6)	(108.6)	—	(108.6)
As at December 31, 2021	$7,689.9	$24.9	$(22.4)	$(3,296.5)	$4,395.9	$807.3	$5,203.2
As at January 1, 2022	$7,689.9	$24.9	$(22.4)	$(3,296.5)	$4,395.9	$807.3	$5,203.2
Total comprehensive loss
Net loss	—	—	—	(982.3)	(982.3)	(413.1)	(1,395.4)
Other comprehensive loss	—	—	(25.6)	—	(25.6)	—	(25.6)
	$—	$—	$(25.6)	$(982.3)	$(1,007.9)	$(413.1)	$(1,421.0)
Transactions with owners
Issued on vesting of restricted share units (Note 29)	4.4	(4.4)	—	—	—	—	—
Vesting restricted share units	—	5.6	—	—	5.6	—	5.6
Issued on exercise of warrants (Note 29)	0.2	—	—	—	0.2	—	0.2
Cash contributions from non-controlling interests in MARA	—	—	—	—	—	19.7	19.7
Vesting of Mineros option on La Pepa	—	0.3	—	—	0.3	—	0.3
Other adjustments	—	0.1	—		0.1	—	0.1
Dividend reinvestment plan (Note 29)	0.5	—	—	—	0.5	—	0.5
Dividends (Note 29)	—	—	—	(115.3)	(115.3)	—	(115.3)
As at December 31, 2022	$7,695.0	$26.4	$(48.0)	$(4,393.9)	$3,279.5	$413.9	$3,693.4
The accompanying notes are an integral part of the consolidated financial statements.
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YAMANA GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and December 31, 2021
(Tabular amounts in millions of US Dollars, unless otherwise noted)

1.    DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Yamana Gold Inc. is the ultimate parent company of its consolidated group ("Yamana" or "the Company”). The Company, incorporated and domiciled in Canada, is a precious metals producer with significant gold and silver production, development stage properties, and exploration properties and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

The Company’s registered office is Royal Bank Plaza, North Tower, Suite 2200 - 200 Bay Street, Toronto, Ontario, M5J 2J3. The Company is listed on the Toronto Stock Exchange (Symbol: YRI), the New York Stock Exchange (Symbol: AUY) and the London Stock Exchange (Symbol: AUY).

The Company's principal producing mining properties are comprised of the Canadian Malartic mine in Canada (50% interest); the Jacobina mine in Brazil; the El Peñón and Minera Florida mines in Chile; and the Cerro Moro mine in Argentina. The Company's significant projects include the MARA project in Argentina (56.25% interest), and the Wasamac project in Canada.

2.    BASIS OF PREPARATION AND PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), effective as of December 31, 2022.

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities (including derivative instruments) measured at fair value as explained in Note 3. Accounting policies are consistently applied to all years presented, unless otherwise stated.

The functional and presentation currencies of the Company and all its subsidiaries is the United States Dollar ("US Dollar"), and all values herein are rounded to the nearest million except where otherwise indicated. References to ARS, BRL, C$, and CLP are to Argentine Pesos, Brazilian Reais, Canadian Dollars and Chilean Pesos, respectively.

The consolidated financial statements were authorized for issuance by the Board of Directors on March 29, 2023.

Change in accounting policy regarding presentation of COVID-19 related costs

Commencing in 2020, the Company presented all costs incurred as a result of the COVID-19 pandemic in the "Temporary suspension, standby and other incremental COVID-19 costs" line in the statement of operations. At the time, it was considered that this presentation provided useful information about the direct impact of the then recently emerged COVID-19 pandemic on the Company's costs. During the first quarter of 2022, the Company considered that such costs are now more appropriately included in "Cost of sales excluding depletion, depreciation and amortization", and the Company's accounting policy regarding the presentation of such costs was changed. Further, as required by paragraph 41 of IAS 1, comparatives have been reclassified to conform to the change in presentation adopted in the current period, with the $33.9 million of COVID-19 related costs incurred in the year ended December 31, 2021 reclassified from "Temporary suspension, standby and other incremental COVID-19 costs" to "Cost of sales excluding depletion, depreciation and amortization" and included in the calculation of "Gross Margin excluding depletion, depreciation and amortization". The "Temporary suspension, standby and other incremental COVID-19 costs" financial statement line item has been renamed "Temporary suspension costs" to reflect the fact that COVID-19 related costs are no longer included in this cost account. Temporary Suspension Costs totaling $7.7 million incurred in the year ended December 31, 2022 comprise $5.7 million related to a labour action at Minera Florida that carried into January 2022, which has now been resolved and resulted in a new long-term collective bargaining agreement; and $2.0 million related to an illegal labour action at Cerro Moro during the third quarter, which was short in duration and has now been resolved. Temporary Suspension Costs incurred in the year ended December 31, 2021 comprise $3.5 million related to the labour action at Minera Florida discussed above that commenced in the fourth quarter of 2021.

3.    SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

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(a)    Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. Intercompany assets and liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated on consolidation.

The principal subsidiaries of the Company and the Company's ownership interest in these subsidiaries are as follows:

Legal Entity	Mine/Project Location	December 31, 2022	December 31, 2021	Mining properties and projects owned
Minera Meridian Ltda.	Chile	100.00%	100.00%	El Peñón mine
Jacobina Mineração e Comércio Ltda.	Brazil	100.00%	100.00%	Jacobina mine
Estelar Resources S.A.(i)	Argentina	100.00%	100.00%	Cerro Moro mine
Minera Florida Ltda.	Chile	100.00%	100.00%	Minera Florida mine
Minera Agua Rica Alumbrera Ltd.	Argentina	56.25%	56.25%	MARA project
Yamana Gold Quebec Inc.	Canada	100.00%	100.00%	Wasamac project
Suyai del Sur S.A.U.	Argentina	100.00%	100.00%	Suyai project
Agua De La Falda S.A.	Chile	56.70%	56.70%	Jeronimo project
(i)Refer to discussion at Note 31.

(b)    Investments in Associates and Joint Arrangements

These consolidated financial statements also include the following joint arrangement and investments in associates:

Associates and joint arrangements	Location	December 31, 2022	December 31, 2021	Classification and accounting method	Mining properties and projects owned
Canadian Malartic	Canada	50.00%	50.00%	Joint operation, consolidate Yamana's share	Canadian Malartic mine

A joint arrangement is an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing the control. A joint operation is classified as either a joint operation or a joint venture, subject to the terms that govern each investor's rights and obligations in the arrangement. A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenues and expenses of the joint arrangement. The Company's 50% interest in each of Canadian Malartic Corporation and Canadian Malartic GP, the general partnership that holds the Canadian Malartic mine located in Quebec (collectively "Canadian Malartic"), has been accounted for as a joint operation.

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those decisions. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee, unless it can be clearly demonstrated that the Company does not have significant influence.

The Company accounts for an investment in an associate using the equity method. Under the equity method, an investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of net earnings/loss and other comprehensive earnings/loss of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate's reserves, and for impairment losses after the initial recognition date. The total carrying amount of the Company's investment in associate also includes any long-term debt interests which, in substance, form part of the Company's net investment. The Company’s share of the associate's losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings or losses of its associate are recognized in net earnings during the period. Dividends and repayment of capital received from the associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its associate are recognized only to the extent of unrelated investors’ interests in the associate. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its associate are not eliminated.

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At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal ("FVLCD") and value-in-use ("VIU"). If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings/loss in the period in which the reversal occurs.

(c)    Foreign Currency Translation

The functional and presentation currency of the Company and each of its subsidiaries, associates and joint operation is the US Dollar. In preparing the financial statements of the individual companies, transactions in currencies other than the Company’s functional currency ("foreign currencies") are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Income statement items denominated in foreign currencies are translated at the average exchange rates prevailing during the year, with the exception of depletion, depreciation and amortization which is translated at historical exchange rates. Foreign exchange gains and losses are included in net earnings/loss. Foreign exchange gains and losses related to income taxes, if any, are reported within the income tax expense line in the Company's consolidated statement of operations.

(d)    Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interest issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When the consideration transferred by the Company in a business combination includes contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognized in earnings.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

(e)    Goodwill

Goodwill is initially recognized and measured as set out above.
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Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units ("CGUs") expected to benefit from the synergies of the combination. CGUs to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period. On disposal of a CGU, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

(f)    Impairment and Reversal of Impairment of Non-Current Assets

At each reporting date, the Company reviews the carrying amounts of its mining properties and plant and equipment at the CGU level to determine whether there is any indication that these assets may be impaired. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of the impairment loss (if any). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company's CGUs are its significant mine sites and significant development projects. In certain circumstances, where the recoverable amount of an individual asset can be determined, impairment is performed at the individual asset level.

The recoverable amount of a mine site is the greater of its fair value less costs of disposal ("FVLCD") and value in use ("VIU"). In the absence of market related comparative information, FVLCD is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. When discounting estimated future after-tax cash flows, the Company uses its after-tax weighted average cost of capital. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital expenditures. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill (if applicable) and related deferred income tax balances, net of the mine site environmental rehabilitation provision. In addition, the carrying amounts of the Company’s corporate assets are allocated to the relevant mine sites for impairment purposes. Impairment losses are recognized in the statement of operations in the period in which they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative carrying amounts of those assets at the date of impairment.

At each reporting date an assessment is made to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of operations and is limited to the carrying value that would have been determined, net of any depreciation, depletion and amortization where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD.

(g)    Assets and Liabilities Held for Sale and Discontinued Operations

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset or disposal group and the sale expected to be completed within one year from the date of the classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell ("FVLCS"). If the FVLCS is lower than the carrying amount, an impairment loss is recognized in the consolidated statement of operations. Costs to sell are the incremental costs directly attributable to the disposal of an asset or disposal group, excluding finance costs and income tax expense. Non-current assets are not depreciated or amortized once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Company's consolidated balance sheet.

A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statement of operations.
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(h)    Revenue Recognition

Gold and Silver

The Company sells gold and silver in bullion and doré form to customers, which are all major financial institutions.

Revenue is recognized when control of the gold or silver has transferred to the customer. For bullion sales, this is typically at the point in time when the bullion has been pledged to the customer in writing, which is often at the time it is credited to the metal account of the customer. For doré sales, this is typically at the point in time when the customer has received all required confirmations from the Company, which is at the time the doré is shipped from the mine. Following gold or silver being pledged to a customer or the shipment of doré, the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the metal.

Revenue is measured at the transaction price agreed under the contract and excludes any amounts collected on behalf of third parties. Payment of the transaction price is due immediately when the metal is transferred to the customer. A receivable is recognized when the metal is transferred to the customer, as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

Streaming Arrangements

From time to time, the Company enters into arrangements with customers pursuant to which, the Company receives consideration in advance of the delivery of metals.

Under streaming arrangements, the Company receives advanced consideration against the delivery of a portion of future metal production referenced to the mine(s) of the Company specified in the contract. In addition to the advanced consideration, the Company may also receive a cash payment as metals are delivered to the customer.

The Company recognizes the advanced consideration as deferred revenue and recognizes the amounts in revenue as it satisfies its performance obligations to deliver metal to the customer over the life of the contract. In contracts for the delivery of gold or silver bullion, this is typically at the point in time when the metal is credited to the metal account of the customer. Following the crediting of gold or silver to a customer’s metal account, the customer has legal title to, physical possession of, and the risks and rewards of ownership of the metal, and therefore, the ability to direct the use of, and obtain substantially all of the remaining benefits from, the metal.

The Company determines the amortization of deferred revenue to the consolidated statement of operations on a per unit basis. In streaming arrangements, the estimated total quantity of metal expected to be delivered to the customer over the term of the contract is used. Subsequent changes to expected deliveries result in an adjustment to revenue in the year of change to retroactively adjust for the new number of ounces expected to be delivered under the contract.

Where consideration is received in advance of the Company’s performance of its obligation, there is an inherent financing component in the transaction. When the period between receipt of consideration and revenue recognition is greater than one year, the Company determines whether the financing component is significant to the contract.

Where a contract is determined to have a significant financing component, the transaction price is adjusted to reflect the financing. The discount rate used in adjusting the promised amount of consideration is the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception. This rate is not subsequently adjusted for any other changes over the contract term.

The accretion of the interest expense is recognized in the finance expense line in the consolidated statement of operations, unless capitalized to assets under construction in accordance with the Company’s policy on capitalized borrowing costs.

The Company estimates the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

Other Income

Other income arising from the use by others of the Company's assets yielding interest, royalties and dividends are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the income can be measured reliably, on the following bases:

•Interest is recognized using the effective interest method.
•Royalties are recognized on an accrual basis in accordance with the substance of the agreement.
•Dividends are recognized when the shareholder's right to receive payment is established.

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(i)    Leases

Identifying a Lease

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•the contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
•the Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where all the decisions about how and for what purpose the asset is used are predetermined, the Company has the right to direct the use of the asset if either:
◦the Company has the right to operate the asset; or
◦the Company has designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of real estate, in which it is a lessee, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company as a Lessee

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise:

•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets in 'property, plant and equipment' and lease liabilities in 'other financial liabilities' in the consolidated balance sheet.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, such as certain IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
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(j)    Financial Instruments

Classification and Measurement of Financial Assets and Financial Liabilities

i)    Financial Assets

On initial recognition, a financial asset is classified as measured at: amortized cost, FVOCI, or FVTPL. The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
•it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:
•it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.
All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.
The following accounting policies apply to the subsequent measurement of financial assets:

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. Refer below for derivatives designated as hedging instruments.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

ii)    Financial Liabilities

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss. See below for financial liabilities designated as hedging instruments.

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Impairment

Non-Derivative Financial Assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the financial asset is no longer credit-impaired and the improvement can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the counterparty's credit rating).

For trade receivables that are classified as financial assets at amortized cost, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Derivative Instruments and Hedge Accounting

The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency operating expenses and capital expenditures.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of operations when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.
Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of operations. The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in other comprehensive income and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the consolidated statements of operations when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset.
When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the consolidated statements of operations in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statements of operations.
If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of operations immediately.
(k)    Share-Based Payments

The fair value of the estimated number of share options and restricted share units ("RSUs") awarded to employees, officers and directors that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within General and Administrative expenses in the consolidated statements of operations over the vesting period of the share options and RSUs, with a corresponding increase to equity. The fair value of share options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of RSUs is the market value of the underlying shares as of the date of grant. Share options and RSUs with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively. The Company's share option plan includes a share appreciation feature. If and when the share options are ultimately exercised, the applicable amount in the equity reserve is transferred to share capital.

Performance share units ("PSUs") and deferred share units ("DSUs") are settled in cash. PSUs are recognized as share-based compensation expense within general and administrative expenses in the consolidated statement of operations ("G&A") over the vesting period, which includes the remeasurement of those PSUs that have partially vested. DSUs are recognized as share-
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based compensation expense within G&A on the date of grant, as these instruments vest immediately. Mark to market adjustments on DSUs subsequent to vesting are recognized as share-based compensation in other operating expenses.

Transactions entered into with third parties whereby the Company issues shares of the parent or of a subsidiary in exchange for goods or services received, are accounted for as share-based payment transactions. The Company recognizes the goods or services received when it obtains the goods or as the services are received, and recognizes a corresponding increase in equity. The Company measures the goods or services received at the fair value of the goods or services received, unless that fair value cannot be estimated reliably.

(l)    Income Taxes

Income tax expense or recovery comprises of current and deferred tax. Income tax expense or recovery is recognized in the consolidated statements of operations except to the extent it relates to items recognized directly in equity or in OCI, in which case the related taxes are recognized in equity or OCI.

Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, which may differ from earnings reported in the consolidated statements of operations due to items of income or expenses that are not currently taxable or deductible for tax purposes, using tax rates substantively enacted at the reporting date, penalties and interest on income taxes, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized based on the balance sheet method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

•Goodwill or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and
•Investments in subsidiaries and jointly controlled entities to the extent they can be controlled and that it is probable that they will not reverse in the foreseeable future.

Deferred income tax is recognized on the movement in foreign exchange rates on non-monetary assets denominated in foreign currencies. Foreign exchange gains or losses relating to deferred income taxes are included in the deferred income tax expense in the consolidated statements of operations.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m)    Inventories

Metal inventories - ore in stockpiles (ore extracted from the mine and available for further processing), work in process (metal in the processing circuit that has not completed the production process), and product inventories (metal in saleable form) are measured at the lower of the cost of production and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation, depletion and amortization including capitalized stripping costs; and an allocation of general and administrative costs. Costs are added to ore in stockpiles at the current mining cost per tonne. As ore is removed for processing, costs are removed based on the accumulated average cost per tonne. Net realizable value is calculated as the estimated selling price at the time of sale based on prevailing and long-term metal prices, less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

Materials and supplies include consumables and other raw materials yet to be used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items, and are valued at the lower of cost and net realizable value. Provisions are recorded to reduce materials and supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the materials or supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

Write downs of inventory and reversals of write downs are reported as a component of current period costs.
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(n)    Property, Plant and Equipment

Land, Building, Plant and Equipment

Land, building, plant and equipment are recorded at cost, less accumulated depreciation and accumulated impairment losses. The cost is comprised of the asset's purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated environmental rehabilitation costs associated with the asset.

The depreciable amount of building, plant and equipment is amortized according to either the units of production method or on a straight-line basis, to the residual value of the asset over the lesser of mine life or estimated useful life of the asset. Each part of an item of building, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately if its useful life differs. Useful lives of building, plant and equipment items range from two to thirty years, but do not exceed the related estimated mine life based on proven and probable mineral reserves and the portion of mineral resources that management expects to become mineral reserves in the future and be economically extracted.

	Depreciation Method	Useful Life
Building	Straight Line	4 to 30 years
Machinery and equipment	Straight Line	2 to 7 years
Vehicles	Straight Line	3 to 5 years
Furniture and office equipment	Straight Line	2 to 10 years
Computer equipment and software	Straight Line	3 to 5 years
Land	Not depreciated	N/A

The Company reviews the useful life, depreciation method, residual value and carrying value of its building, plant and equipment at least annually. Where the carrying value is estimated to exceed the estimated recoverable amount, which is the higher of the asset's fair value less costs of disposal or value in use, a provision for impairment is measured and recorded.

Expenditures that extend the useful lives of existing facilities or equipment are capitalized and depreciated over the remaining useful lives of the assets or useful life of the component (e.g. major overhaul) of an asset. Repairs and maintenance expenditures are expensed as incurred.

Exploration and Evaluation Assets, and Depletable Producing Properties

The Company's tangible exploration and evaluation assets are comprised of mineral resources and exploration potential. The value associated with mineral resources and exploration potential is the value beyond proven and probable mineral reserves.

Exploration and evaluation assets acquired as part of an asset acquisition or a business combination are recorded as tangible exploration and evaluation assets and are capitalized at cost, which represents the fair value of the assets at the time of acquisition determined by estimating the fair value of the property's mineral reserves, mineral resources and exploration potential at such time.

The value of such assets when acquired is primarily a function of the nature and amount of mineralized materials contained in such properties. Exploration and evaluation stage mineral interests represent interests in properties that potentially contain mineralized material consisting of measured, indicated and inferred mineral resources; other mine exploration potential such as inferred mineral resources not immediately adjacent to existing mineral reserves but located around and near mine or project areas; other mine-related exploration potential that is not part of measured, indicated and inferred mineral resources; and any acquired right to explore and develop a potential mineral deposit.

Expenditures incurred before the Company has obtained legal rights to explore a specific area of interest are expensed. Costs incurred for general exploration that are either not-project-specific or do not result in the acquisition of mineral properties are considered greenfield expenditures and charged to expense. Brownfield expenditures, which typically occur in areas surrounding known deposits and/or re-exploring older mines using new technologies to determine if greater mineral reserves and mineral resources exist, are capitalized. Brownfield activities are focused on the discovery of mineral reserves and mineral resources close to existing operations, including around mine or near-mine, mineral reserve and mineral resource extension and infill drilling.

Exploration expenditures include the costs incurred in either the initial exploration for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits.

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Evaluation expenditures include the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

•Acquiring the rights to explore;
•Establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable mineral reserve;
•Determining the optimal methods of extraction and metallurgical and treatment processes;
•Studies related to surveying, transportation and infrastructure requirements;
•Permitting activities; and
•Economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, pre-feasibility and final feasibility studies.

The values assigned to the tangible exploration and evaluation assets (which may include acquired plant and equipment) are carried at acquired costs until such time as the technical feasibility and commercial viability of extracting mineral resource from the assets is demonstrated, which occurs when the activities are designated as a development project and advancement of the project is considered economically feasible. At that time, the property and the related costs are reclassified as part of the development costs of a producing property not yet subject to depletion, and remain capitalized. Assessment for impairment is conducted before reclassification.

Depletion commences once a property has reached commercial production. Depletion of mining properties and development costs are calculated and recorded on a units of production basis over the estimated tonnage or recoverable ounces of proven and probable mineral reserves of the mine, and the portion of mineral resources expected to be classified as mineral reserves and economically extracted, which may include mineral resources in each of the measured, indicated and/or inferred mineral resources categories.

The Company assesses and tests its exploration and evaluation assets and mining properties for impairment, and subsequent reversal of impairment, at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable or that an impairment may be reversed. Costs related to areas of interest abandoned are written off when the decision of abandonment is made. Refer to (f) Impairment and Reversal of Impairment of Non-Current Assets for details of the policy. An impairment assessment of the exploration and evaluation assets is conducted before the reclassification or transfer of exploration and evaluation assets to depletable producing properties.

Stripping Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials in order to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

During the production phase of a mine, stripping is generally considered to create two distinct benefits: (i) the production of inventory and (ii) improved access to ore that is expected to be mined in the future. Where the benefits are realized in the form of inventory produced in the period, the stripping costs are accounted for as part of the cost of producing those inventories. Where the benefits are realized in the form of improved access to ore to be mined in the future, the costs are recognized as a non-current asset, referred to as a “stripping activity asset,” if the following criteria are met: (a) future economic benefits (that is, improved access to the ore body for future extraction) are probable; (b) the component of the ore body for which access will be improved can be accurately identified; and (c) the costs associated with the improved access can be reliably measured. If any of these criteria are not met, the production stripping costs are charged to profit or loss as operating costs as they are incurred.

The stripping activity asset is initially measured at cost, which is the accumulation of costs directly incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable overhead costs. If incidental operations occur at the same time as the production stripping activity, but are not necessary for the production stripping activity to continue as planned, these costs are not included in the cost of the stripping activity asset. If the costs of the inventory produced and the stripping activity asset are not separately identifiable, a production measure is used to allocate the production stripping costs between the inventory produced and the stripping activity asset. This production measure is calculated for the identified component of the ore body, which is based on the specific development phases determined when designing the development plan for the pit. This measure is then used as a benchmark to identify the extent to which the stripping activities have created a future benefit. The Company uses the expected volume of waste extracted for a volume of ore production compared with the actual volume extracted for such volume of ore production to calculate each component. The stripping activity asset is then accounted for as an addition to, or an enhancement of, the applicable mine asset, and is presented as part of “Mining properties” in the Company’s consolidated balance sheets.

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Assets Under Construction

Assets under construction are capitalized as 'Construction in Progress' until the asset is capable of operating at levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized. Borrowing costs, including interest, associated with projects that are actively being prepared for production are capitalized to Construction in Progress. These costs are elements of the historical cost of acquiring an asset when a period of time is required to bring it to the condition and location necessary for its intended use. The borrowing costs eligible for capitalization are determined by applying a capitalization rate, which is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, to the expenditures on the asset. Capitalized interest costs are amortized on the same basis as the related qualifying asset.

(o)    Environmental Rehabilitation and Other Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability that have not been reflected in the estimate of the expenditure. The unwinding of the discount is recognized as a finance expense.
Environmental rehabilitation obligations are a type of provision associated with the retirement of a long-lived asset that the Company has acquired, constructed, developed and/or used in operations. These include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. These estimated obligations are provided for in the accounting period when the related disturbance occurs, whether during the mine development or production phases at the present value of estimated future costs to settle the obligations, or when a constructive obligation arises. The costs are estimated based on the Company’s mine closure plan. The cost estimates are updated annually during the life of the operation to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations, or changes in legal or regulatory requirements), and are subject to review at regular intervals.
Environmental rehabilitation provisions are initially recorded with a corresponding increase to the carrying amounts of property, plant and equipment, with any subsequent changes to the liability accounted for as changes in the carrying amounts of the related property, plant and equipment. The capitalized costs are amortized over the life of the mine on a unit-of-production basis.
(p)    Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition. Intangible assets must be identifiable, controlled by the Company and with future economic benefits expected to flow from the assets. Intangible assets that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over the lesser of mine life or estimated useful life of the intangible asset. The Company reviews the useful life, amortization method and carrying value on a regular basis.

(q)    Flow-Through Shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company allocates the proceeds from the issuance of these shares between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the shares and the amount the investors pay for the shares, with a deferred flow-through premium liability recognized for the difference. The liability is reversed and a tax provision recognized upon filing of the appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred. The spending also gives rise to a deferred tax temporary difference between the carrying value and tax value of the qualifying expenditure.

(r)    Asset acquisitions

Upon the acquisition of an asset or a group of assets and liabilities that does not constitute a business, the Company identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

When the acquisition of an asset or a group of assets and liabilities is achieved in stages, the Company’s previously held interests in the acquired assets and liabilities are not remeasured to their acquisition-date fair values and instead, continue to be measured at their carrying values.

When the Company acquires a controlling, but less than 100% interest in an entity that does not constitute a business, and the transaction is therefore, accounted for as the acquisition of an asset or group of assets and liabilities, the Company consolidates
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the entity and recognizes a non-controlling interest for the portion of the entity it did not acquire. The Company recognizes non-controlling interests that arise in an asset acquisition either at fair value or at the non-controlling interests’ proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis.

4.     CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses, and the accompanying disclosures. These assumptions, judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Management reviews its estimates and underlying assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of revision and future periods if the revision affects both current and future periods.
The most significant judgements and key sources of estimation uncertainty that management believes could have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:
Mineral Reserve and Mineral Resource Estimates

Key Sources of Estimation Uncertainty

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company’s mineral reserves uneconomic to exploit, which may materially and adversely affect the results of operations or financial condition. Mineral reserve data are not indicative of future results of operations. Evaluation of mineral resources is conducted from time to time and mineral resources may change depending on further geological interpretation, drilling results and metal prices. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.
Differences between management's assumptions, and actual events including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operations.
Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for the Company’s LOM ("LOM") plans, which are used for a number of important business and accounting purposes, including: determination of the useful life of property, plant and equipment and measurement of the depreciation expense, capitalization and amortization of stripping costs, exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability, and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets.
Estimated Recoverable Ounces

Key Sources of Estimation Uncertainty

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable mineral reserves plus a portion of mineral resources. The Company includes a portion of mineral resources where it is considered probable that those mineral resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.
Economic Recoverability and Probability of Future Economic Benefits of Exploration, Evaluation and Development Costs

Critical Judgements in Applying Accounting Policies

Management has determined that exploration and evaluation costs incurred during the year and costs associated with projects under construction have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of
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conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise, existing permits and life of mine plans.

Indicators of Impairment and Reversal of Impairment

Critical Judgements in Applying Accounting Policies

The Company considers both external and internal sources of information in assessing whether there are any indications that CGUs are impaired or reversal of impairment is needed. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and are expected to affect the recoverable amount of CGUs. Internal sources of information include the manner in which mining properties and plant and equipment are being used or are expected to be used and indicators of the economic performance of the assets, historical exploration and operating results. The primary external factors considered are changes in spot and forecast metal prices, changes in laws and regulations and the Company’s market capitalization relative to its net asset carrying amount. Primary internal factors considered are the Company’s current mine performance against expectations, changes in mineral reserves and resources, life of mine plans and exploration results.
Impairment and Reversal of Impairment

Key Sources of Estimation Uncertainty

In determining the recoverable amounts of the Company’s mining interests and goodwill for the year ended December 31, 2021, management made estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to dispose of the mining properties and the appropriate discount rate. Under the discounted cash flow ("DCF") valuation method, projected cash flows are significantly affected by changes in assumptions related to metal selling prices, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, future capital expenditures, discount rates and exchange rates. Significant changes in metal price forecasts, estimated future costs of production, capital expenditures, the amount of recoverable reserves, resources, and exploration potential, and/or the impact of changes in current economic conditions may result in an impairment write-down or reversal of a previous impairment on the carrying amounts of the Company’s mining interests and/or an impairment write-down of goodwill. The DCF method is a valuation technique consistent with the income approach in IFRS 13 Fair Value Measurement ("IFRS 13").

Due to changes in the Company's situation since the previous reporting period - namely, the fact that the Company has entered into an arrangement agreement with Pan American and Agnico for the sale of the Company and all of its assets; the Company has determined that in the current reporting period the value of the Company's assets is derived from their sale value rather than from future cash flows from continuing operations. Accordingly, the Company changed the valuation technique used to a valuation technique consistent with the market approach described in IFRS 13. In estimating FVLCD, the Company took into account the consideration paid in a recent transaction (MARA CGU) and consideration offered in a current transaction (Canadian Malartic CGU). For all other CGUs, the Company used a multiples-based valuation method, applying value multiples to the mineral reserves and mineral resources in the CGUs subject to impairment testing. The Company concluded that the resulting measurement is more representative of the fair value of its cash-generating units in the circumstances existing at the end of the current reporting period and, therefore, that IFRS 13 permits such a change.
During the year ended December 31, 2022, the Company recognized impairments in respect of the carrying amounts of certain cash-generating units. No impairments or impairment reversals were recognized during the year ended December 31, 2021. Refer to Note 13.
Further information on the pending Pan American-Agnico transaction can be found in Note 36.D

Environmental Rehabilitation Provision

Key Sources of Estimation Uncertainty

Given the nature of its operations, the Company incurs obligations to close, restore and rehabilitate its sites. Closure and rehabilitation activities are governed by a combination of legislative requirements and Company policies. The Company’s environmental rehabilitation provision represents management’s best estimate of the present value of the future cash outflows required to settle the liabilities, which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

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Revenue Recognition: Application of Variable Consideration Constraint

Key Sources of Estimation Uncertainty

The Company determines the amortization of deferred revenue to the consolidated statement of operations on a per unit basis using the expected quantity of metal that will be delivered over the term of the contract, which is based on geological reports and the Company’s LOM plan at contract inception. As subsequent changes to the expected quantity of metal to be delivered triggers a retrospective adjustment to revenue, management is required to estimate the metal ounces to be included in the denominator that will be sufficient such that subsequent changes are not expected to result in a significant revenue reversal. Accordingly, management includes mineral reserves and a portion of mineral resources, which management is reasonably confident are transferable to reserves, in the calculation. With this approach, the Company considers that it is highly probable that changes in subsequent mineral reserve and mineral resource estimates will not result in a significant revenue reversal of previously recognized revenue.

Deferred Revenue

Critical Judgements in Applying Accounting Policies

Significant judgement is required in determining the appropriate accounting treatment for metal transactions entered into by the Company. With respect to the Company's current streaming arrangement, management has determined that based on the agreement, the counterparty assumes significant business risk and rewards associated with the timing and amount of metals being delivered. As such, the deposits received from the counterparty have been recorded as deferred revenue in the consolidated balance sheet. Additionally, the Company has determined that the transaction is not a financial liability as; based on the specific rights and obligations set out in the agreement, under no circumstances will the delivery obligations be satisfied with cash. Refer to Note 26 for additional information.

Joint Arrangements

Critical Judgements in Applying Accounting Policies

Judgement is required to determine when the Company has joint control of a contractual arrangement, which requires a continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgement is also required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgement, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.
Management evaluated its joint arrangement with Agnico Eagle Mines Limited, whereby both parties acquired 50.0% of the shares of Osisko (now Canadian Malartic) in accordance with the requirements in IFRS 11 Joint Arrangements. The Company concluded that the arrangement qualified as a joint operation upon consideration of the following significant factors: (i) The requirement that the joint operators purchase all output from the investee and investee restrictions on selling the output to any third party; (ii) The parties to the arrangement are substantially the only source of cash flow contributing to the continuity of the arrangement; and (iii) If the selling price drops below cost, the joint operators are required to cover any obligations Canadian Malartic cannot satisfy.
Income Taxes

Key Sources of Estimation Uncertainty

Income taxes and recoverability of deferred tax assets: In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operating activities and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company's control, are feasible, and within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

Inventory Valuation
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Key Sources of Estimation Uncertainty

The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles, involves the use of estimates. Estimation is required in determining the tonnage, recoverable gold contained therein, and in determining the remaining costs of completion to bring inventory to its saleable form. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories

Further, in determining the net realizable value of ore in stockpiles, the Company estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the inventories into saleable form. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the amount of recoverable ounces, and a delay in timing of processing can result in a write down of the carrying amounts of the Company’s work in process and ore in stockpiles inventory.
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Determination of technical feasibility and commercial viability

Critical Judgements in Applying Accounting Policies

IFRS 6 specifies the accounting for exploration and evaluation expenditures, defined as “expenditures incurred by an entity in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable”. Once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the recording of exploration and evaluation expenditures ceases for that mineral project, capitalized exploration and evaluation assets are tested for impairment, and those exploration and evaluation assets are reclassified to other applicable development-stage accounts.

In January 2021, following the completion of an internal PEA-level technical study in late 2020, the Canadian Malartic partnership approved the construction of a new underground mining complex at the Odyssey project. At this point in time, an assessment was performed to determine whether the technical feasibility and commercial viability of extracting a mineral resource were demonstrable. Based on factors including the results of the recently completed PEA-level study (which was incorporated into a NI 43-101 report filed in March 2021) demonstrating the financial viability of the project and the approval of both the Yamana and Agnico Eagle Boards of Directors to proceed, it was determined that technical feasibility and commercial viability were demonstrable, and the Odyssey project was reclassified to an asset under construction within property, plant and equipment.

On July 19, 2021, the Company announced a positive development decision on the Wasamac Project. At this point in time, an assessment was performed to determine whether the technical feasibility and commercial viability of extracting a mineral resource were demonstrable. Based on factors such as the established mineral reserves and mineral resources of the project, the expected financial viability of the project based on the most recently completed feasibility study, and the decision by the Company's Board of Directors to advance the project, it was determined that technical feasibility and commercial viability were demonstrable, and the Wasamac project was reclassified to an asset under construction within property, plant and equipment.

5.    RECENT ACCOUNTING PRONOUNCEMENTS

Adoption of Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

The Company adopted Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) on January 1, 2022. These amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in the consolidated statement of operations. The amendments did not have any impact on the Company's consolidated financial statements upon adoption; however, they will impact the future accounting for the Company's two current development projects - Wasamac and the Odyssey underground project at Canadian Malartic.

Other Narrow Scope Amendments to IFRSs and IFRS Interpretations

The Company adopted various amendments to IFRSs, which were effective for accounting periods beginning on or after January 1, 2022. The impact of adoption was not significant to the Company's consolidated financial statements.

New and Revised IFRSs, Narrow Scope Amendments to IFRSs and IFRS Interpretations not yet Effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2022. Management is still evaluating and does not expect any such pronouncements to have a significant impact on the Company's consolidated financial statements upon adoption.

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6.    BUSINESS TRANSACTIONS

Acquisition of Monarch Gold Corporation

In June 2020, pursuant to a private placement offer by Monarch Gold Corporation ("Monarch Gold") (TSX: MQR), Yamana subscribed for $3.1 million (C$4.2 million) worth of units of Monarch Gold at a price of C$0.24 per unit and was issued 17,500,000 common shares of Monarch Gold, along with 8,750,000 warrants. Each warrant entitled Yamana to purchase one common share of Monarch Gold at a price of C$0.29 until June 10, 2023.

As Yamana’s shareholding was above 5%, the Company was entitled to name a representative to Monarch Gold’s Board of Directors. As Yamana was represented on Monarch Gold's Board of Directors, the Company concluded that it had significant influence over Monarch Gold, and the investment was accounted for as an investment in associate using the equity method.

Yamana acquired additional shares in Monarch Gold during the third quarter of 2020, increasing the Company's shareholding from 6% to 7.1% of Monarch Gold's issued and outstanding shares. Yamana's shareholding was subsequently reduced to 6.92% due to the exercise of options/warrants by other option/warrant holders.

On November 2, 2020, Yamana announced that it had entered into a definitive agreement with Monarch Gold whereby Yamana would acquire the Wasamac property and the Camflo property and mill through the acquisition of all of the outstanding shares of Monarch Gold not owned by Yamana, under a plan of arrangement (the "Arrangement"). In connection with the Arrangement, Monarch Gold would complete a spin-out to its shareholders, through newly formed Monarch Mining Corporation ("Monarch Mining") of its other mineral properties and certain other assets and liabilities.

On January 21, 2021, the Company announced the completion of the Arrangement.

Pursuant to the terms of the Arrangement, each former holder of Monarch Gold shares received the following consideration per Monarch Gold share held immediately prior to the effective time of the Arrangement:

a.0.0376 of a Yamana share;
b.C$0.192 in cash from Yamana; and
c.0.2 of a share of the newly formed Monarch Mining.

Yamana also issued replacement warrants to holders of outstanding Monarch warrants, to purchase from Yamana 0.0376 of a Yamana share.

As Monarch Gold became a wholly owned subsidiary of Yamana, the Monarch Gold shares were de-listed from the TSX on January 25, 2021 and Monarch Gold ceased to be a reporting issuer.

The set of activities and assets acquired in the acquisition of Monarch Gold included inputs such as certain mining permits and mineral resources, but did not include an organized workforce. Monarch Gold had no outputs at the acquisition date as the properties acquired were exploration stage properties. Given the absence of an organized workforce, the Company determined that no substantive processes had been acquired and therefore, Monarch Gold did not meet the definition of a ‘business’ under IFRS, and the acquisition was accounted for as an acquisition of assets and liabilities.

IFRS requires a cost-based approach to be applied in accounting for an asset acquisition. The consideration paid for the acquisition of Monarch Gold was comprised of share consideration, cash consideration and the replacement of certain outstanding Monarch Gold warrants with Yamana warrants. Given the consideration paid included Yamana shares exchanged for Monarch Gold shares; the cost of the transaction for accounting purposes was determined in accordance with IFRS 2, which requires an entity to measure the goods (assets and liabilities) received, and the corresponding increase in equity, directly at the fair value of the goods received, unless that fair value cannot be estimated reliably. Accordingly, the acquisition cost was measured based on the fair value of the Monarch Gold assets acquired and liabilities assumed as the Company concluded that the fair value of such assets and liabilities could be estimated reliably.

The fair value of the Monarch Gold assets acquired and liabilities assumed for accounting purposes was determined to be equal to the value of the consideration paid. Yamana issued 11,608,195 Yamana Shares (with a fair value of $61.2 million), paid $46.9 million (C$59.3 million) in cash, and issued 383,764 replacement warrants (with a fair value of $0.6 million) for total consideration paid of $108.6 million.

Given the transaction resulted in Yamana’s previously held 6.92% interest in Monarch Gold being comprised of a portion that is now part of the Company’s 100% interest in Monarch Gold, and a portion that is now an interest in Monarch Mining (discussed below); in accounting for the transaction, the Company bifurcated the carrying value of the previously held interest between the two new investments.

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In accounting for the Company's existing 6.92% interest that continued as Monarch Gold, the interest was accounted for at its carrying amount of $3.2 million (and not remeasured to fair value) in line with the Company’s accounting policy whereby existing interests are not remeasured when accounting for an asset acquisition.

Upon completion of the Arrangement, the net book value of Monarch Gold was $113.5 million, including capitalized transaction costs.

The Company acquired cash and cash equivalents of $2.0 million in the acquisition of Monarch Gold.

Fair Value Measurement

The Company obtained independent valuations for the property, plant and equipment of Monarch Gold, and management's assessment of fair value of such assets took into account the independent valuations obtained. Different approaches were used in valuing the different asset groups. Where the fair value of an asset was able to be determined by reference to market-based evidence, such as sales of comparable assets, the fair value was determined using this information. Where fair value of the asset was not able to be reliably determined using market-based evidence, discounted cash flows were used to determine fair value.

The valuation techniques used for measuring the fair value of the material assets acquired was as follows.

Assets acquired	Fair value at January 21, 2021	Fair value measurement category	Valuation techniques
Exploration properties	$105.8	Level 3(i)
Income approach: Development of a discounted cash flow ("DCF") model that takes into account the mining plan produced in a technical report ("LOM").
Market comparison technique: The valuation model considers observed transaction multiples (based on a per hectare range of $6,080 - $9,425), determined after analyzing precedent transactions in Québec from 2018 to 2020, for land packages under 2,000 hectares and with an acquisition price greater than USD $5.0 million, and making appropriate adjustments to reflect differences between the transaction and comparable transactions.

(i)For further detail regarding the hierarchy used in determining and disclosing fair value, refer to Note 17.

Interest in Monarch Mining

As noted above, Monarch Gold shareholders (including Yamana) received shares of Monarch Mining under the Arrangement. Accordingly, Yamana now owns 4,450,000 common shares of Monarch Mining, or approximately 6.7% of the outstanding common shares of Monarch Mining and is entitled to acquire an additional 2,225,000 common shares of Monarch Mining upon the exercise of previously held Monarch Gold warrants, representing a partially diluted share ownership in Monarch Mining of approximately 9.8%.

Yamana's interest in the former Monarch Gold that was exchanged for shares in Monarch Mining was accounted for using the equity method. Given the relatively low shareholding and the fact that Yamana has no right to representation on the Board of Directors of Monarch Mining, the Company concluded that it no longer had significant influence with respect to this investment, and therefore, discontinued accounting for the investment using the equity method from the date of the completion of the transaction. Yamana recorded a gain on discontinuation of the equity method of $1.0 million, which is included in other operating expenses, net in the consolidated statement of operations for the year ended December 31, 2021. The gain was calculated as the difference between the fair value of Yamana's new interest in Monarch Mining and the carrying amount of the part of the investment in former Monarch Gold that became an investment in Monarch Mining at the date the equity method was discontinued, adjusted for the loss previously recognized in other comprehensive income that was reclassified to profit or loss on discontinuation of the equity method. The investment in Monarch Mining is accounted for as a financial asset at FVOCI. Monarch Mining shares commenced trading on the TSX on January 26, 2021 under the symbol "GBAR".

During the second quarter of 2021, the Camflo property was sold to the Canadian Malartic General Partnership in which, the Company has a 50% interest. The value of the Camflo Assets acquired and the proceeds for which they were subsequently disposed were consistent with each other and not material.

The Wasamac property was added to Yamana's Canadian exploration portfolio at the time of acquisition, and was included in the "Corporate and other" reporting segment in Note 7.

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On July 19, 2021, the Company announced a positive development decision on the Wasamac property. Given technical feasibility and commercial viability of extracting mineral resources are now demonstrable, the Wasamac property was reclassified from an exploration and evaluation asset to a development stage asset during the third quarter of 2021.

La Pepa Option Exercise

In December 2018, the Company entered into an Option Agreement with respect to the Company's La Pepa gold project with Mineros Atacama SpA ("Mineros"). The Option Agreement granted Mineros the right and option to acquire up to a 51% interest in Minera Cavancha SpA, the legal entity that directly holds the La Pepa project, through satisfaction of certain requirements over two option (earn-in) periods, and then the remaining 49% interest pursuant to a call option.

The first option period, during which Mineros was granted the right to acquire a 20% interest by making expenditures aggregating $5.0 million, ended on July 2, 2021 and Mineros provided notice of its intention to exercise the first option before the end of the first option period.

Given the transaction resulted in Yamana issuing shares in a subsidiary company in exchange for services received from Mineros (in the form of exploration work performed on the La Pepa property), the transaction was accounted for as a share-based payment transaction. Specifically, the Company recognized the services as received, along with a corresponding increase in equity. The services received were measured at the fair value of the services, being the $5.0 million in expenditures incurred by Mineros.

During the fourth quarter of 2021, Mineros was issued shares representing a 20% interest in Minera Cavancha SpA. Yamana recognized the non-controlling interest in Minera Cavancha SpA at the non-controlling interest's proportionate share of the net identifiable assets of Minera Cavancha SpA, being $21.4 million.

The second option period, during which Mineros had the right to acquire a further 31% interest, commenced upon issuance of the 20% interest shares for a 24-month period.

During the fourth quarter of 2022, Mineros provided notice that they do not intend to continue working towards exercise of the second option.

An impairment write down of $99.9 million was recorded against the carrying value of the La Pepa property at December 31, 2022. Refer to Note 13 for further details.

Acquisition of Exploration Properties Adjoining the Wasamac Project

On June 14, 2021, the Company announced that it had entered into a Definitive Purchase Agreement ("Agreement") with Globex Mining Enterprises Inc. (“Globex”) (TSX: GMX) to acquire the Francoeur, Arntfield and Lac Fortune gold properties adjoining the Company’s Wasamac project as well as additional claims in the Beauchastel township to the east of the Wasamac project. The transaction was completed on June 21, 2021.

The purchase price for the purchased assets was $11.9 million (C$14.8 million). Pursuant to the terms of the Agreement, Yamana paid an initial amount of $3.1 million (C$3.8 million) on closing in the form of Yamana shares. The remaining payment of C$11.0 million is payable over four years in either cash or shares at the election of Globex, and is accounted for as deferred consideration and included in other financial liabilities. In addition, Globex received a 2% Gross Metal Royalty from Yamana, of which, 0.5% may be bought back at any time by Yamana for C$1.5 million, following which, the royalty would be reduced to a 1.5% Gross Metal Royalty.

7.    SEGMENT INFORMATION

The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision maker ("CODM"), being the Company's Senior Executive Group. The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their performance.

The Company considers each of its individual operating mine sites as reportable segments for financial reporting purposes. Further, the results of operating mines that the Company does not intend to manage in the long-term, and for which a disposal plan has been initiated, are reviewed as one segment. In addition to these reportable segments, the Company aggregates and discloses the financial results of other operating segments with similar economic characteristics as reviewed by the CODM, including exploration properties and corporate entities, under "corporate and other".

Significant information relating to the Company's reportable segments is summarized in the tables below:
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	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Corporate and other(i)	Total
Property, plant and equipment at December 31, 2022	$1,048.2	$955.6	$219.5	$1,060.6	$248.3	$1,463.5	$4,995.7
Total assets at December 31, 2022	$1,657.0	$1,005.4	$293.1	$1,116.6	$287.9	$2,091.5	$6,451.5
Total liabilities at December 31, 2022	$458.9	$281.5	$87.9	$367.5	$92.6	$1,469.7	$2,758.1
Capital expenditures for the year ended December 31, 2022	$204.0	$71.6	$49.4	$56.0	$45.2	$78.6	$504.8

	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Corporate and other(i)	Total
Property, plant and equipment at December 31, 2021	$1,013.9	$926.2	$419.2	$1,081.2	$295.3	$3,039.4	$6,775.2
Total assets at December 31, 2021	$1,613.5	$973.4	$507.9	$1,139.4	$327.8	$3,820.7	$8,382.7
Total liabilities at December 31, 2021	$466.4	$287.5	$87.0	$384.0	$96.6	$1,858.0	$3,179.5
Capital expenditures for the year ended December 31, 2021	$135.0	$49.3	$46.6	$58.0	$44.3	$51.4	$384.6
(i)"Corporate and other" includes advanced stage development projects, exploration properties, corporate entities, and the MARA Project with property, plant and equipment of $909.1 million, total assets of $1,154.8 million and total liabilities of $348.7 million (December 31, 2021: $1,883.4 million, $2,134.7 million, and $549.3 million, respectively).

For the year ended December 31, 2022	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Corporate and other	Total
Revenue	$598.3	$353.1	$322.0	$391.7	$142.0	$—	$1,807.1
Cost of sales excluding DDA(i)	(257.1)	(113.8)	(166.1)	(162.8)	(78.3)	—	(778.1)
Gross margin excluding DDA	$341.2	$239.3	$155.9	$228.9	$63.7	$—	$1,029.0
DDA	(170.9)	(61.6)	(83.0)	(87.8)	(53.7)	(9.8)	(466.8)
Temporary suspension costs(ii)	—	—	(2.0)	—	(5.7)	—	(7.7)
Impairment of mining properties	—	—	(169.3)	—	(37.3)	(8.3)	(214.9)
Segment income (loss)	$170.3	$177.7	$(98.4)	$141.1	$(33.0)	$(18.1)	$339.6
Other expenses(iii)							(2,134.0)
Loss before taxes							$(1,794.4)
Income tax recovery							399.0
Net loss							$(1,395.4)

For the year ended December 31, 2021	Canadian Malartic	Jacobina	Cerro Moro	El Peñón	Minera Florida	Corporate and other	Total
Revenue	$643.2	$336.2	$276.5	$401.5	$158.0	$—	$1,815.4
Cost of sales excluding DDA(i)(iv)	(233.8)	(106.7)	(151.3)	(155.2)	(81.9)	—	(728.9)
Gross margin excluding DDA(iv)	$409.4	$229.5	$125.2	$246.3	$76.1	$—	$1,086.5
DDA	(174.7)	(55.4)	(74.6)	(85.0)	(48.5)	(9.7)	(447.9)
Temporary suspension costs(ii)	—	—	—	—	(3.5)	—	(3.5)
Segment income (loss)	$234.7	$174.1	$50.6	$161.3	$24.1	$(9.7)	$635.1
Other expenses(iii)							(250.6)
Earnings before taxes							$384.5
Income tax expense							(295.7)
Net earnings							$88.8
(i)Depletion, depreciation and amortization ("DDA").
(ii)Temporary suspension costs relate to the labour action at Minera Florida that started in December 2021 and carried into January 2022, which has now been resolved; and the illegal labour action at Cerro Moro in the third quarter of 2022, which was short in duration and has now been resolved.
(iii)Other expenses are comprised of general and administrative expenses, exploration and evaluation expenses, share of earnings of associates, termination fee payment to Gold Fields, reimbursement of termination fee from Pan American Silver, other operating expenses, net, impairment of non-operating mining properties, finance costs and other income, net, as per the consolidated statement of operations.
(iv)Comparatives with respect to COVID-19 costs have been reclassified to conform to the change in presentation adopted in the current year. For the year ended December 31, 2021, COVID-19 costs of $2.5 million for Canadian Malartic, $1.2 million for Jacobina, $20.8 million for Cerro Moro, $4.9 million for El Peñón, and $4.5 million for Minera Florida are now included in Cost of Sales excluding DDA and included in the calculation of Gross Margin excluding DDA. Refer to Note 2 for further discussion.
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Information about Geographical Areas

Revenue is attributed to regions based on the source location of the product sold.

For the years ended December 31,	2022	2021
Canada	$598.3	$643.2
Chile	533.7	559.5
Brazil	353.1	336.2
Argentina	322.0	276.5
Total revenue	$1,807.1	$1,815.4

Non-current assets for this purpose exclude deferred tax assets.

As at December 31,	2022	2021
Canada	$1,869.5	$1,854.8
Chile	1,566.0	1,864.2
Brazil	979.4	957.6
Argentina	1,210.5	2,740.8
United States	4.9	33.6
Total non-current assets	$5,630.3	$7,451.0

Information about Major Customers

The Company sells its metals through the corporate office to major metal exchange markets or directly to major Canadian financial institutions and to smelters. Given the nature of the Company's products, there are always willing market participants ready to purchase the Company's products at the prevailing market prices.
The following table presents sales to individual customers that exceeded 10% of annual metal sales for the following periods:

For the years ended December 31,	2022	2021
Customer
1	$588.6	$504.5
2	538.7	346.0
3	258.7	297.6
4	216.4	287.4
5	—	233.5
Total sales to customers exceeding 10% of annual metal sales	$1,602.4	$1,669.0
Percentage of total metal sales	88.7%	91.9%

8.     REVENUE

Disaggregation of Revenue

The following table disaggregates revenue by metal:

For the years ended December 31,	2022	2021
Gold	$1,610.0	$1,592.4
Silver	197.1	223.0
Total revenue	$1,807.1	$1,815.4

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Transaction Price Allocated to the Remaining Performance Obligations
Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue amounts relating to the Company's streaming arrangement that will be invoiced and recognized as revenue in future periods. The Company applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.
At December 31, 2022 the aggregate amount of the revenue allocated to unsatisfied performance obligations was $53.6 million (December 31, 2021: $64.2 million).
The Company expects to recognize approximately $9.9 million of this revenue over the next 12 months and the remainder over a period of approximately 5 years.

9.     EMPLOYEE COMPENSATION AND BENEFITS EXPENSES

Employee compensation and benefits expense included in the statement of operations is as follows:

For the years ended December 31,	2022	2021
Wages and salaries	$200.9	$175.8
Social security, pension and government-mandated programs(i)	78.9	76.0
Other benefits(ii)	51.8	17.0
Total employee compensation and benefits expenses	$331.6	$268.8
(i)Included in this item are defined contribution pension plan contributions for all full-time qualifying employees of the Company. Contributions by the Company are based on a contribution percentage using the annual salary as the base and are made on a quarterly basis or as otherwise determined by the Company. The assets of the plans are held separately from those of the Company and are managed by independent plan administrators. The total expense recognized in the consolidated statement of operations of $9.3 million (2021: $7.3 million) represents contributions payable to these plans by the Company at rates specified in the rules of the plans. As at December 31, 2022, contributions of $4.1 million due in respect of the 2022 reporting period (2021: $3.1 million) had not been paid over to the plans but were paid subsequent to the end of the year.
(ii)Included in Other benefits are share-based payment transactions. Refer Note 30 for further information.

10.    OTHER OPERATING EXPENSES, NET

For the years ended December 31,	2022	2021
Changes in provisions(i)	$8.0	$10.4
Write-down (recovery) of tax recoverables and other assets	6.6	(1.3)
Gain on discontinuation of the equity method(ii)	—	(10.2)
Care and maintenance costs(iii)	33.0	25.6
Loss (gain) on sale of other assets	1.9	(1.4)
Mark-to-market loss (gain) on deferred share compensation	1.6	(0.9)
Net mark-to-market loss on financial assets and financial liabilities	0.8	0.3
Other expenses(iv)	28.2	14.9
Other operating expenses, net	$80.1	$37.4
(i)Amount represents the recording (reversal) of certain existing provisions based on management's best estimate of the likely outcome.
(ii)During the second quarter of 2021, Yamana concluded that it ceased to have significant influence over its investee, Nomad Royalty Company ("Nomad"), due to no longer having representation on Nomad's board of directors, and therefore, discontinued accounting for the investment using the equity method. Yamana recorded a gain on discontinuation of the equity method of $9.2 million, calculated as the difference between the fair value and the carrying value of the investment at the date significant influence was lost. A further gain of $1.0 million relates to the Monarch Gold transaction in the first quarter of 2021. Refer to Note 6 for further details.
(iii)Amount relates to care and maintenance expenditures incurred on the Alumbrera facilities component of the MARA project, of which 43.75% are attributable to the non-controlling interests. Yamana has consolidated Alumbrera since the completion of the Agua Rica Integration Transaction on December 17, 2020.
(iv)Other expenses is comprised primarily of contributions to social and infrastructure development causes in jurisdictions where the Company is active, and business and professional transaction costs. Transaction costs of approximately $14.8 million incurred in relation to the Gold Fields and Pan American transactions are included in other expenses for the year ended December 31, 2022. Refer to Note 36 for further details on the transactions.

11.    OTHER INCOME, NET

For the years ended December 31,	2022	2021
Finance income	$(5.3)	$(2.8)
Net foreign exchange gain	(24.3)	(23.9)
Other income, net	$(29.6)	$(26.7)

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12.    FINANCE COSTS

For the years ended December 31,	2022	2021
Unwinding of discounts on provisions	$19.4	$13.9
Interest expense on long-term debt	21.9	41.8
Early note redemption premium	—	53.3
Interest expense on lease liabilities (Note 33)	8.0	6.7
Amortization of deferred financing, bank, financing fees and other finance costs(i)	15.6	18.7
Finance costs	$64.9	$134.4
(i)Included in other finance costs for the years ended December 31, 2022 and 2021 is $4.1 million and $4.6 million, respectively, of non-cash interest expense related to the financing component of deferred revenue contracts.

13.    IMPAIRMENT

The Company's impairment expense in respect of the following CGUs for the year ended December 31, 2022 was as follows:

	Operating mining properties	Non-operating mining properties	Total(i)	Attributable to Yamana equity holders	Non-controlling interests
Cerro Moro	$169.3	$—	$169.3	$169.3	$—
Minera Florida	45.6	—	45.6	45.6	—
MARA	—	1,086.3	1,086.3	611.0	475.3
Suyai	—	242.2	242.2	242.2	—
Jeronimo	—	122.4	122.4	69.4	53.0
La Pepa	—	99.9	99.9	80.0	19.9
Lavra Velha	—	10.8	10.8	10.8	—
Don Sixto	—	3.8	3.8	3.8	—
Exploration - Argentina regional	—	113.2	113.2	113.2	—
Exploration - USA regional	—	29.2	29.2	29.2	—
Total impairment	$214.9	$1,707.8	$1,922.7	$1,374.5	$548.2
(i)The total impairment expense was attributable to the following reportable segments: Cerro Moro - $169.3 million, Minera Florida - $37.3 million, and Corporate and other assets - $1,716.1 million. Certain exploration properties associated with Minera Florida are included in the Corporate and other reportable segment but are included as part of the Minera Florida CGU for impairment testing purposes.

In the fourth quarter of 2022, the Company reviewed its cash-generating units ("CGUs") for indicators of impairment or impairment reversal and performed the annual impairment test for the Canadian Malartic CGU to which goodwill has been allocated.

On November 8, 2022, Yamana entered into an arrangement agreement with Pan American Silver Corp. (“Pan American”) and Agnico Eagle Mines Limited (“Agnico”) under which Pan American will acquire all of the issued and outstanding common shares of Yamana and Yamana will sell certain subsidiaries and partnerships that hold Yamana’s interests in its Canadian assets, including the Canadian Malartic mine, to Agnico. Yamana will receive total consideration valued at approximately $5,387.9 million, comprised of $2,509.3 million from Pan American and $2,878.6 million from Agnico (based on the closing share prices of Pan American and Agnico at December 31, 2022). The December 31, 2022 pre-impairment carrying amount of Yamana's non-Canadian and Canadian assets and liabilities was $3,743.9 million and $1,394.5 million, respectively.

The Pan American and Agnico arrangement is structured as an en bloc transaction, and one part of the transaction cannot exist without the other. The total transaction price under the Pan American and Agnico arrangement represents a premium over the pre-impairment carrying value of the total Yamana assets and liabilities. The transaction price attributable to the Canadian operations significantly exceeds their carrying value and the transaction price attributable to the non-Canadian operations is lower than their carrying value. IFRS accounting standards require an entity to assess its assets for indicators of impairment at the cash-generating unit level based on their individual recoverable amounts, or in this case, distinct from the total consideration of the combined offer. Accordingly, the transaction price attributed to the non-Canadian operations was considered to be an indicator of impairment, and the Company was required to perform further analysis, considering internal sources of information, to identify which of the non-Canadian CGUs should be tested for impairment. The Company also identified certain CGU specific impairment indicators as outlined below.

Further information on the arrangement agreement with Pan American and Agnico can be found in Note 36.
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Indicators of Impairment

Given the consideration differential for the non-Canadian assets in the pending Pan American-Agnico transaction, the Company considered internal sources of information, as set out in IAS 36, to identify indicators of impairment for the non-Canadian CGUs within the scope of IAS 36; and facts and circumstances, as set out in IFRS 6, that may indicate exploration and evaluation assets should be tested for impairment for the non-Canadian CGUs within the scope of IFRS 6.

Having considered information and facts and circumstances including operating mine performance and performance in relation to other operating mines, relevant observable market transactions, and the uncertainties inherent in exploration stage properties and exploration potential - including the recent decline in the market value of exploration potential; the Company determined that impairment indicators existed for the Cerro Moro, Minera Florida, MARA, Suyai, Jeronimo, La Pepa, Lavra Velha, Don Sixto, and Argentinian and USA exploration pool CGUs. Accordingly, the FVLCD was compared against the carrying value for these CGUs, and based on the results of testing, the Company recognized an impairment expense for all these CGUs at December 31, 2022 - as set out in the table above.

No impairment indicators were identified for the Jacobina or El Peñón non-Canadian CGUs; valuations of the Company’s assets performed by management in the latter half of 2022 in connection with the transaction, and corroborated by an external valuator, showed a valuation range for Jacobina and El Peñón that far exceeded their carrying values. The Company therefore, considered that the consideration differential indicator did not apply to these CGUs.

Impairment Testing: Key Assumptions

The key assumptions used in the Company's impairment testing are summarized in the table below:

	2022(i)	2021(ii)
Long-term gold price per oz	$—	$1,550
Long-term silver price per oz	$—	$20.00
Long-term copper price per oz	$—	$3.00
WACC (real, post-tax)	—%	3.5%
Mineral Reserves - implied value multiple per oz	$291.00	$—
Mineral Resources - value multiple per oz	$18.00	$—

(i)The FVLCD for the Minera Florida, Cerro Moro, Jeronimo, Suyai, La Pepa, Lavra Velha, Don Sixto and Argentinian and USA exploration pool CGUs was determined using a multiples-based valuation method. Value multiples applied to the mineral reserves and mineral resources in the CGUs subject to impairment testing were determined as follows:
•Trading multiples obtained with the assistance of external valuation specialists for a population of pre-producing gold developers/exploration companies and senior gold developers were determined to be around $18/ounce and $120/ounce, respectively.
•The $18/ounce multiple observed for the gold developers/exploration was considered reasonable given these companies are pre-production and hold predominantly resources. Accordingly, the $18/ounce multiple was assigned to the Company’s mineral resources.
•The implied value multiple for the mineral reserves was based on assigning the $18/ounce multiple to the Company’s mineral resources based on a 63% mean weighting of mineral resources as a percentage of total mineral reserves and mineral resources for senior gold producers, and for the weighted average multiple for mineral reserves and mineral resources to equal $120/ounce, the resultant implied value multiple of the mineral reserves was determined to be $291/ounce.

This determination of FVLCD is considered to be Level 3 fair value measurement as the FVLCD is derived from valuation techniques that include inputs that are not based on observable market data.

The determination of FVLCD for the MARA CGU at December 31, 2022 was based on the consideration paid by Glencore to acquire Newmont's 18.75% interest in MARA during the fourth quarter of 2022, which took Glencore’s interest to 43.75%.

The determination of FVLCD for the Canadian Malartic CGU at December 31, 2022 was based on the consideration offered by Agnico as set out in the Pan American-Agnico Arrangement Agreement. Based on the value ascribed to the assets based on the Agnico transaction price, no impairment write down was required. Further information on the pending transaction can be found in Note 36.

(ii)In 2021, the recoverable amount of the Canadian Malartic CGU was determined based on the FVLCD, estimated based on discounted future estimated cash flows expected to be generated from the continued use of the CGU. In addition to commodity prices and the discount rate, the calculation included the following key assumptions:
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•Production volumes: In calculating the FVLCD, the production volumes incorporated into the cash flow models based on detailed life of mine plans and take into account development plans for the mines agreed by management as part of the long-term planning process. Production volumes are dependent on a number of variables, such as: the recoverable quantities; the production profile; the cost of the development of the infrastructure necessary to extract the reserves; the production costs; the contractual duration of mining rights; and the selling price of the commodities extracted. As each producing mine has specific reserve characteristics and economic circumstances, the cash flows of the mines are computed using appropriate individual economic models and key assumptions established by management. The production profiles used were consistent with the reserves and resource volumes approved as part of the Company’s process for the estimation of proven and probable reserves, resource estimates and in certain circumstances, include expansion projects. These are then assessed to ensure they are consistent with what a market participant would estimate.
•Exchange rates: Foreign exchange rates are estimated with reference to external market forecasts and based on observable market data including spot and forward values. In the current year, there was a depreciation in the long-term rates of the local currencies in which the Company operates.

This determination of FVLCD is considered to be Level 3 fair value measurement as the FVLCD is derived from valuation techniques that include inputs that are not based on observable market data. The Company considered the inputs and the valuation approach to be consistent with the approach taken by market participants. Based on the testing performed, no impairment write down was required at December 31, 2021.

Sensitivity Analysis

The Company performed a sensitivity analysis on key assumptions and determined that no reasonably possible change in any of the key assumptions would cause the carrying value of the Canadian Malartic CGU to exceed its recoverable amount.

In relation to the CGUs that were impaired during the current year, any decrease in the key assumptions above would result in a further impairment write down.

14.    INCOME TAXES

Income Tax Expense (Recovery)

For the years ended December 31,	2022	2021
Current tax expense (recovery)
Current tax expense in respect of the current year	$135.6	$146.9
Adjustment for prior periods	(0.9)	11.3
Impact of foreign exchange	(5.8)	(0.3)
Interest and penalties	(2.3)	2.0
	$126.6	$159.8

Deferred income tax (recovery) expense
Deferred income tax (recovery) expense recognized in the current year	$(545.2)	$135.1
Adjustment for prior periods	1.8	(1.0)
Impact of foreign exchange	17.8	1.7
	$(525.6)	$135.9
Net income tax expense	$(399.0)	$295.7

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The following table reconciles income taxes calculated at statutory rates with the income tax expense in the consolidated statements of operations:

For the years ended December 31,	2022	2021
Earnings before income taxes	$(1,794.4)	$384.5
Canadian statutory tax rate (%)	26.5%	26.5%
Expected income tax expense	(475.5)	101.9
Impact of higher foreign tax rates(i)	(147.1)	(37.3)
Impact of change in enacted tax rates(ii)	(3.6)	146.9
Permanent differences	(12.2)	(2.6)
Change in recognition of deferred tax assets	159.0	(16.2)
Foreign exchange and other translation amounts	(13.8)	(3.6)
Inflation adjustments	30.8	23.0
True-up of tax provisions in respect of prior years	(5.8)	12.1
Withholding taxes	5.5	7.2
Mining taxes on profit	45.6	58.5
Planned distribution of foreign earnings of the company	15.1	6.5
Other	3.0	(0.8)
Net income tax expense	$(399.0)	$295.7
Income tax expense (recovery) is represented by:
Current income tax expense	$126.6	$159.8
Deferred income tax (recovery) expense	(525.6)	135.9
Net income tax expense	$(399.0)	$295.7
(i)The Company operates in multiple foreign tax jurisdictions that have tax rates that differ from the Canadian statutory rate.
(ii)On June 16, 2021, the Argentine government enacted legislation that increased the corporate tax rate from 25% to 35% effective January 1, 2021.

Deferred Income Taxes

The following is the analysis of the deferred income tax assets (liabilities) presented in the consolidated balance sheets:

As at December 31,	2022	2021
The net deferred income tax assets (liabilities) are classified as follows:
Deferred income tax assets	$124.2	$96.2
Deferred income tax liabilities	(867.9)	(1,364.2)
	$(743.7)	$(1,268.0)

For the year ended December 31, 2022	Opening balance	Recognized in profit or loss	Recognized in OCI	Other	Closing balance
Deductible temporary differences	$29.1	$10.0	$—	$—	$39.1
Amounts related to tax losses	55.7	30.8	—	—	86.5
Financing costs	15.0	(5.5)	—	—	9.5
Environmental rehabilitation provision	60.9	(8.2)	—	—	52.7
Derivative liability	3.9	(1.0)	(2.1)	—	0.8
Property, plant and equipment	(1,430.0)	499.2	—	—	(930.8)
Equity securities at FVOCI	(1.5)	1.1	—	—	(0.3)
Other	(1.1)	(0.8)	—	0.7	(1.2)
Net deferred income tax liabilities	$(1,268.0)	$525.6	$(2.1)	$0.7	$(743.7)
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For the year ended December 31, 2021	Opening balance	Recognized in profit or loss	Recognized in OCI	Flow-Through Shares	Closing balance
Deductible temporary differences	$13.2	$15.9	$—	$—	$29.1
Amounts related to tax losses	114.4	(58.7)	—	—	55.7
Financing costs	61.1	(46.1)	—	—	15.0
Environmental rehabilitation provision	41.7	19.2	—	—	60.9
Derivative liability	2.4	(0.4)	1.9	—	3.9
Property, plant and equipment	(1,363.0)	(62.6)	—	(4.4)	(1,430.0)
Equity securities at FVOCI	(1.8)	(1.1)	1.5	—	(1.5)
Other	1.0	(2.1)	—	—	(1.1)
Net deferred income tax liabilities	$(1,131.0)	$(135.9)	$3.4	$(4.4)	$(1,268.0)
Certain of the prior year numbers have been reclassified to conform with the current year presentation.

A deferred income tax asset in the amount of $118.6 million has been recorded in Canada and $2.4 million in Chile (2021: $93.9 million Canada; nil Chile). The deferred income tax asset consists mainly of unused tax losses and deductible temporary differences which arose primarily from financing costs and general and administrative expenses. Projections of taxable profits from various sources and tax planning were used to support the recognition of the losses. The future projected income could be affected by metal prices and quantities of proven and probable reserves. If these factors or other circumstances change, we would reassess our ability to record the deferred income tax asset relating to the unused tax losses.

Unrecognized Deductible Temporary Differences and Unused Tax Losses

Deferred tax assets have not been recognized in respect of the following items:

As at December 31,	2022	2021
Deductible temporary differences (no expiry)	$124.0	$59.3
Capital losses (no expiry)	131.4	119.4
Operating losses	142.5	135.2
	$397.9	$313.9

Operating losses at December 31, 2022 will expire as follows:

	Canada	U.S.	Brazil	Chile	Argentina	Other	Total
2022	$—	$34.8	$—	$—	$—	$—	$34.8
2023	0.4	15.1	—	—	7.3	—	$22.8
2024	—	7.3	—	—	—	4.7	$12.0
2025	—	12.4	—	—	20.6	2.4	$35.5
2026	—	20.4	—	—	44.4		$64.8
2027 and onwards	335.3	108.2	—	—	—	13.1	$456.7
Unlimited	991.1	3.3	73.6	153.1	—	2.5	$1,223.6
	$1,326.8	$201.5	$73.6	$153.1	$72.3	$22.8	$1,850.2

Unrecognized Taxable Temporary Differences Associated with Investments and Interests in Subsidiaries

As at December 31, 2022, an aggregate temporary difference of $3.8 billion (2021: $3.5 billion) related to investments in subsidiaries was not recognized because the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

15.    (LOSS) EARNINGS PER SHARE

(Loss) earnings per share for the years ended December 31, 2022 and 2021 was calculated based on the following:

	2022	2021
Attributable to Yamana Gold Inc. equity holders
Net (loss) earnings	$(982.3)	$147.5

(Loss) earnings per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings per share reflects the potential dilution of common share equivalents, such as outstanding share options, in the weighted average number of common shares outstanding during the period, if dilutive.

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The weighted average number of shares used in the calculation of (loss) earnings per share for the years ended December 31 was based on the following:

(in thousands of units)	2022	2021
Weighted average number of common shares - basic	960,700	963,393
Weighted average number of dilutive share options	—	15
Weighted average number of dilutive restricted share units	—	1,524
Weighted average number of common shares - diluted	960,700	964,932

The following securities could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because they were anti-dilutive:

(in thousands of units)	2022	2021
Potential dilutive securities
Share options	—	241
Restricted share units	2,453	686
	2,453	926

16.    SUPPLEMENTARY CASH FLOW INFORMATION

Net Change in Working Capital

For the years ended December 31,	2022	2021
Net (increase) decrease in:
Trade and other receivables	$—	$6.0
Inventories	(38.7)	(12.1)
Other assets	(3.4)	2.8
Net increase (decrease) in:
Trade and other payables	34.1	(2.8)
Other liabilities	12.8	(27.2)
Movement in above related to foreign exchange	(17.0)	(9.0)
Net change in working capital(i)	$(12.2)	$(42.3)
(i)Change in working capital is net of items related to Property, Plant and Equipment.

Cash and Cash Equivalents

As at December 31,	2022	2021
Cash at bank	$365.2	$523.8
Bank short-term deposits	1.3	1.2
Total cash and cash equivalents(i)(ii)	$366.5	$525.0
(i)Cash and cash equivalents consist of cash on hand, cash on deposit with banks, bank term deposits and highly liquid short-term investments with terms of less than 90 days from the date of acquisition.
(ii)The cash and cash equivalents disclosed above and in the consolidated statement of cash flows include $210.0 million (December 31, 2021: $217.3 million) that are held by the MARA Project. These deposits are to be used specifically by the MARA Project and are therefore, not available for general use by the other entities within the consolidated Company.

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Other Non-Cash Expenses, net

For the years ended December 31,	2022	2021
Loss on disposal and write-down of assets	$11.7	$2.1
Amortization of union negotiation bonuses	13.5	11.1
Provision on indirect taxes	(1.1)	(3.4)
Other expenses	15.0	10.9
Total non-cash expenses, net	$39.1	$20.7

Changes in Liabilities Arising from Financing Activities

The table below details changes in the Company’s liabilities arising from financing activities. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Company’s consolidated statement of cash flows as cash flows from financing activities.

	2022			2021
	Debt	Accrued interest(i)	Lease liabilities	Debt	Accrued interest(i)	Lease liabilities
At January 1,	$772.8	$5.8	$63.8	$993.8	$4.1	$35.2
Changes from financing cash flows
Debt issued	—	—	—	495.2	—	—
Debt repayments	—	—	—	(719.0)	—	—
Interest paid	—	(26.7)	(8.3)	—	(40.5)	(6.7)
Payment of lease liabilities	—	—	(23.4)	—	—	(19.2)
Other changes
Interest expense	—	21.9	8.0	—	42.7	6.7
Capitalized interest	—	4.6	—	—	(0.9)	—
New leases	—	—	39.2	—	—	52.2
Other	1.5	(0.2)	(1.9)	2.8	0.4	(4.4)
At December 31,	$774.3	$5.4	$77.4	$772.8	$5.8	$63.8
(i)    Included in Note 24: Trade and Other Payables.

Non-cash investing and financing activities

Key non-cash investing and financing activities disclosed in other notes are:
•Full or partial settlement of asset acquisition transactions – Note 6
•Full or partial consideration received on disposal transactions – Note 6
•Dividends satisfied by the issue of shares under the dividend reinvestment plan – Note 29
•Acquisition of right-of-use assets – Note 33

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17.    FINANCIAL INSTRUMENTS

(a)    Financial Assets and Financial Liabilities by Categories

As at December 31, 2022	Amortized cost	FVOCI - equity instruments	Mandatorily at FVTPL - others	FV - Hedging instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$366.5	$—	$366.5
Trade and other receivables	3.8	—	—	—	3.8
Investments in equity securities(i)	—	52.1	—	—	52.1
Warrants	—	—	0.2	—	0.2
Derivative assets - Hedging instruments	—	—	—	1.2	1.2
Derivative assets - Non-hedge	—	—	1.6	—	1.6
Other financial assets	19.3	—	—	—	19.3
Total financial assets	$23.1	$52.1	$368.3	$1.2	$444.7

Financial liabilities
Total debt	$774.3	$—	$—	$—	$774.3
Trade and other payables	314.7	—	—	—	314.7
Derivative liabilities - Hedging instruments	—	—	—	9.3	9.3
Derivative liabilities - Non-hedge	—	—	4.8	—	4.8
Other financial liabilities	269.2	—	—	—	269.2
Total financial liabilities	$1,358.2	$—	$4.8	$9.3	$1,372.3

As at December 31, 2021	Amortized cost	FVOCI - equity instruments	Mandatorily at FVTPL - others	FV- Hedging instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$525.0	$—	$525.0
Trade and other receivables	3.0	—	—	—	3.0
Convertible loan receivable	—	—	10.0	—	10.0
Investments in equity securities(i)	—	74.1	—	—	74.1
Warrants	—	—	1.4	—	1.4
Other financial assets	22.5	—	—	—	22.5
Total financial assets	$25.5	$74.1	$536.4	$—	$636.0

Financial liabilities
Total debt	$772.8	$—	$—	$—	$772.8
Trade and other payables	274.7	—	—	—	274.7
Derivative liabilities - Hedging instruments	—	—	—	14.5	14.5
Derivative liabilities - Non-hedge	—	—	11.0	—	11.0
Other financial liabilities	172.4	—	—	—	172.4
Total financial liabilities	$1,219.9	$—	$11.0	$14.5	$1,245.4
(i)Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. The Company’s portfolio of equity securities is primarily focused on the mining sector. These are strategic investments and the Company considers this classification to be more relevant.

(b)    Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

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i)    Fair Value Measurements of Financial Assets and Financial Liabilities Measured at Fair Value

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments that are measured at fair value:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
Level 2:    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3:    Unobservable inputs for the asset or liability.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the consolidated balance sheets at fair value on a recurring basis were categorized as follows:

	December 31, 2022			December 31, 2021
	Level 1 input	Level 2 input	Aggregate fair value	Level 1 input	Level 2 input	Aggregate fair value
Assets
Cash and cash equivalents	$366.5	$—	$366.5	$525.0	$—	$525.0
Convertible loan receivable	—	—	—	—	10.0	10.0
Investments in equity securities	52.1	—	52.1	74.1	—	74.1
Warrants	—	0.2	0.2	—	1.4	1.4
Derivative related assets	—	2.8	2.8	—	—	—
	$418.6	$3.0	$421.6	$599.1	$11.4	$610.5
Liabilities
Derivative related liabilities	$—	$14.1	$14.1	$—	$25.5	$25.5
	$—	$14.1	$14.1	$—	$25.5	$25.5

At December 31, 2022, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

At December 31, 2022 and December 31, 2021, there were no financial assets or liabilities measured and recognized on the consolidated balance sheets at fair value that would be categorized as Level 3 in the fair value hierarchy.

There were no transfers between any levels of the fair value hierarchy during the year ended December 31, 2022.

ii)    Valuation Methodologies Used in the Measurement of Fair Value for Level 2 Financial Assets and Financial Liabilities

Warrants and Convertible loan receivable
The fair value of warrants, and the convertible loan receivable are determined using a Black-Scholes model based on relevant assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions.

Derivative assets and liabilities
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

iii)    Carrying Value versus Fair Value

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

		December 31, 2022		December 31, 2021
	Financial instrument classification	Carrying amount	Fair value(i)	Carrying amount	Fair value(i)
Debt
Senior notes	Amortized cost	$776.7	$642.4	$775.9	$797.5
(i)The Company's senior notes are accounted for at amortized cost, using the effective interest method. The fair value required to be disclosed is determined using quoted prices (unadjusted) in active markets.

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Management assessed that the fair values of trade and other receivables, trade and other payables, and other financial assets and liabilities approximate their carrying amounts, largely due to the short-term maturities of these instruments. Derivative assets and liabilities are already carried at fair value.

(c)    Derivative Instruments ("Derivatives")

Summary of derivatives at December 31, 2022

				Notional Amount
	Average call strike price (per USD)	Average put strike price (per USD)	Remaining term	Cash flow hedge	Non-hedge	Fair value (USD)
Currency contracts
Option contracts
BRL option contracts (millions)(i)	R$5.25	R$5.93	January 2023 - December 2024	R$432.0	—	$(0.8)
CLP option contracts (billions)(i)	CLP$825	CLP$889	January 2023 - December 2024	CLP111.9	—	$(2.6)
Forward contracts	Average FX/USD forward rate
BRL forward contracts (millions)(ii)	R$5.53		January 2023 - December 2024	R$576.0	—	$(1.8)
CLP forward contracts (billions)(iii)	CLP$858		January 2023 - December 2024	CLP128.1	—	$(2.9)

Other	Per share value (C$)
DSU contracts (millions of DSUs)(iv)	$7.26		January - March 2023	—	DSU 4.2	$1.2
(i)The Company has designated zero cost collar option contracts as cash flow hedges for its highly probable forecasted BRL and CLP expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging. The BRL cash flow hedges are expected to cover approximately. 29% and 28% of the BRL denominated forecasted costs for 2023 and 2024, respectively. The CLP cash flow hedges are expected to cover approximately 26% and 29% of the CLP denominated forecasted costs for 2023 and 2024, respectively.
(ii)During the first quarter of 2022, the Company entered into forward contracts totalling BRL 300.0 million (approximately US$61.4 million at the time) split evenly from January to December 2023, and BRL 276.0 million (approximately US$56.5 million at the time) split evenly from January to December 2024. These forward contracts are expected to cover approximately 41% and 36% of the BRL denominated forecasted costs for 2023 and 2024, respectively.
(iii)During the first quarter of 2022, the Company entered into forward contracts totalling CLP 68.1 billion (approximately US$85.9 million at the time) split evenly from January to December 2023, and CLP 60.0 billion (approximately US$75.9 million at the time) split evenly from January to December 2024. These forward contracts are expected to cover approximately 34% and 29% of the CLP denominated forecasted costs for 2023 and 2024, respectively.
(iv)During the fourth quarter of 2020, the Company entered into a derivative contract to mitigate the volatility of its share price on DSU compensation, effectively locking in the exposure of the Company for 4.2 million DSUs (approximately 88% outstanding DSUs at the time) at a value of C$7.26 per share.

As at December 31, 2022, the Company also had derivative liabilities relating to option agreements of $4.8 million (December 31, 2021: $4.7 million).

Fair Values of Derivatives

	Asset derivatives		Liability derivatives
At as December 31,	2022	2021	2022	2021
Derivatives designated as hedging instruments
Currency contracts	$1.2	$—	$9.3	$14.5
Total derivatives designated as hedging instruments	$1.2	$—	$9.3	$14.5
Derivatives not designated as hedging instruments
Warrants and options contracts	0.4	—	4.8	5.0
DSU contracts	1.2	—	—	6.0
Total derivatives not designated as hedges	$1.6	$—	$4.8	$11.0
Total derivative instruments (Note 20 and Note 25)	$2.8	$—	$14.1	$25.5

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Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income (“AOCI”)

	Gain (loss) recognized in cash flow hedge reserve		Gain (loss) reclassified or adjusted from cash flow hedge reserve
For the year ended December 31,	2022	2021	2022	2021
Exchange rate risk
Currency option contracts	$(1.2)	$(11.8)	$7.2	$9.7
	$(1.2)	$(11.8)	$7.2	$9.7
Time value of option contracts excluded from hedge relationship	1.7	(4.9)	—	—
	$0.5	$(16.7)	$7.2	$9.7

Gains (Losses) on Non-hedge Derivatives

The net gain (loss) on derivatives not designated as hedging instruments was comprised of the following:

For the years ended December 31,	2022	2021
Unrealized gains (losses)
DSU contracts	7.2	(6.5)
	$7.2	$(6.5)

18.    FINANCIAL RISK MANAGEMENT

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability, financial instruments and levels of operating cash flows. In particular, financial risks include market risk (including currency risk, commodity price risk and interest rate risk), credit risk, and liquidity risk.

Market Risk

Market risk is the risk that changes in market factors, such as foreign exchange, commodity prices or interest rates will affect the value of the Company's financial instruments. Market risks are managed by either accepting the risk or mitigating it through the use of derivatives and other economic hedges.

(a)    Currency Risk

The Company’s sales are predominantly denominated in US Dollars. The Company is primarily exposed to currency fluctuations relative to the US Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominantly the Brazilian Real, the Argentine Peso, the Chilean Peso, and the Canadian Dollar. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and affect the Company’s earnings and financial condition. To limit the variability in the Company’s expected operating and capital expenditures denominated in foreign currencies, the Company enters into forward contracts and zero-cost collar option contracts.

Details of outstanding derivative instruments can be found in Note 17.

The following table outlines the Company's exposure to currency risk and the pre-tax effects on net earnings and other comprehensive income at the end of the reporting period of a 10% change in the foreign currency for the foreign currency denominated monetary items. The sensitivity analysis includes cash and cash equivalents and trade payables. The number below indicates an increase or decrease in net earnings or other comprehensive income where the US Dollar strengthens or weakens by 10% against the relevant foreign currency.

	Effect on net earnings, before tax		Effect on other comprehensive income, before tax
(On 10% change in US Dollars exchange rate)	2022	2021	2022	2021
BRL	$0.5	$0.2	$0.1	$0.6
ARS	$1.4	$1.3	$—	$—
CAD	$9.6	$1.3	$—	$0.1
CLP	$0.5	$1.6	$0.6	$1.3

The sensitivity analysis included in the tables above should be used with caution as the results are theoretical, based on management's best assumptions using material and practicable data which may generate results that are not necessarily
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indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

(b)    Commodity Price Risk

The Company's profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company's properties, primarily gold, silver and copper. Market price fluctuations of these commodities could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange and inflation), banking and political conditions, and mining specific factors. The Company periodically uses forward contracts to economically hedge against the risk of declining metal prices for a portion of its forecast sales.

There were no derivatives to hedge metal sales outstanding at December 31, 2022 or December 31, 2021.

(c)    Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company monitors its exposure to interest rates and its exposures with a mix of fixed-and floating-rate debt. As at December 31, 2022, all of the Company’s long-term debt was at fixed rates. The Company's revolving credit facility, which is subject to floating rates of interest, was not drawn as at December 31, 2022.

A 10% increase or decrease in the interest earned from financial institutions on deposits held would result in a nominal increase or decrease in the Company’s net earnings. There was no significant change in the Company’s exposure to interest rate risk during the year ended December 31, 2022.

Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short-term investments; (ii) companies that have payables to the Company, including bullion customers; (iii) providers of risk management services (including hedging arrangements); (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; (vi) refineries contracted that hold and process the Company's precious metals; and (vii) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings. For cash and cash equivalents and trade and other receivables, credit risk is represented by the carrying amount on the consolidated balance sheets.

Cash and cash equivalents are deposited with highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with trade receivables is also considered to be negligible. The assessment of recoverability of trade receivables at December 31, 2022 considered the impacts of COVID-19 and no recoverability issues were identified. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company does not have any assets pledged as collateral.

The Company's maximum credit exposure to credit risk is as follows:

As at December 31,	2022	2021
Cash and cash equivalents	$366.5	$525.0
Trade and other receivables	3.8	3.0
Derivative assets (Note 17)	2.8	—
Convertible loan receivable (Note 20)	—	10.0
Loans and other receivables	19.3	22.5
	$392.4	$560.5

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis, its expansionary plans and its dividend distributions. The
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Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. Details of the credit facility are included in Note 27.

The following table summarizes the remaining contractual maturities of the Company's significant financial liabilities, shown in contractual undiscounted cash flows.

	2022					2021
As at December 31,	Within 1 year	2 - 3 years	4 - 5 years	Over 5 years	Total	Total
Trade and other payables	$314.7	$—	$—	$—	$314.7	$274.7
Debt repayments	—	—	282.9	500.0	782.9	782.9
Interest payments on debt	28.7	57.4	53.6	47.7	187.4	211.0
Lease liabilities	38.8	39.9	11.2	10.1	100.0	86.0
Derivative liabilities	3.0	11.1	—	—	14.1	25.5
Other financial liabilities	62.1	22.4	12.5	94.9	191.9	108.6
Total	$447.3	$130.8	$360.2	$652.7	$1,591.0	$1,488.7

At December 31, 2022, the Company had letters of credit and guarantees outstanding in the amount of $197.5 million (December 31, 2021: $146.2 million) of which $166.3 million (December 31, 2021: $119.8 million) represented guarantees for reclamation obligations. These letters of credit are automatically extended for one year periods from their expiration dates.

19.    INVENTORIES

As at December 31,	2022	2021
Product inventories	$31.0	$22.9
Work in process	12.6	13.0
Ore stockpiles	185.8	189.2
Materials and supplies	131.5	109.4
	$360.9	$334.5
Less: non-current ore stockpiles included in other non-current assets (Note 21)	(151.7)	(167.3)
	$209.2	$167.2

During the year ended December 31, 2022, a charge of $2.1 million (2021: charge of $1.6 million) was recorded within cost of sales excluding depletion, depreciation and amortization to reduce the carrying value of materials and supplies inventories to their net realizable value.

20.    OTHER FINANCIAL ASSETS

As at December 31,	2022	2021
Derivative assets (Note 17)	$2.8	$—
Loans and other receivables	19.3	22.5
Investments in equity securities and warrants	52.3	75.5
Convertible loan receivable(i)	—	10.0
	$74.4	$108.0
Current	$16.6	$27.0
Non-current	57.8	81.0
	$74.4	$108.0
(i)On May 27, 2020, the Company completed the sale of its Royalty Portfolio to Nomad Royalty Company Ltd. ("Nomad") and received $64.2 million in consideration, including $10.0 million in cash, $10.8 million being the fair value of the $10.0 million deferred cash payment (convertible loan receivable) and $43.4 million in Nomad common shares. The deferred cash payment was measured at fair value due to the convertible nature of the financial instrument. Pursuant to the terms in the Deferred Payment Agreement, Yamana received interest on the deferred cash payment of 3% calculated and payable on a quarterly basis, and the deferred cash payment was convertible at any time, in whole or in part, by Yamana into shares of Nomad at C$0.90 per share. Yamana received the deferred cash payment in full in May 2022.

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21.    OTHER ASSETS

As at December 31,	2022	2021
Non-current portion of ore stockpiles (Note 19)(i)	$151.7	$167.3
Income tax recoverable and installments	9.0	6.9
Tax credits recoverable(ii)	58.1	70.6
Advances, deposits and prepaids	68.8	67.4
Other	3.0	4.1
	$290.6	$316.3
Current	$100.9	$113.3
Non-current	189.7	203.0
	$290.6	$316.3
(i)Non-current ore stockpiles represent material not scheduled for processing within the next twelve months at the Company's Canadian Malartic and Jacobina mines.
(ii)Tax credits recoverable consist of sales taxes which are recoverable either in the form of a refund from the respective jurisdictions in which the Company operates or against other taxes payable and value-added tax.

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22.    PROPERTY, PLANT AND EQUIPMENT

	Land, building, plant & equipment	Operating mine mineral interests(iv)(v)	Development projects and Exploration & evaluation	Total
Cost
At January 1, 2022	$2,015.8	$7,532.5	$3,652.2	$13,200.4
Additions	69.6	363.6	127.4	560.6
Reclassifications, transfers and other non-cash movements(ii)	61.1	(28.5)	15.0	47.6
Disposals	(86.6)	(4.4)	—	(91.0)
At December 31, 2022	$2,059.9	$7,863.2	$3,794.6	$13,717.6
Accumulated depletion, depreciation and amortization ("DDA") and impairment
At January 1, 2022	$(1,354.0)	$(4,298.4)	$(772.7)	$(6,425.2)
DDA	(134.5)	(326.8)	—	(461.3)
Impairments(iii)	(52.7)	(162.2)	(1,707.8)	(1,922.7)
Disposals	82.9	4.4	—	87.3
At December 31, 2022	$(1,458.3)	$(4,783.0)	$(2,480.5)	$(8,721.9)
Carrying amount, December 31, 2022	$601.6	$3,080.2	$1,314.1	$4,995.7

Amounts included above as at December 31, 2022
Assets under construction(i)	$13.7	$250.4	$153.4	$417.5
Assets not being depreciated	$—	$812.2	$1,314.1	$2,126.3

	Land, building, plant & equipment	Operating mine mineral interests(iv)(v)	Development projects and Exploration & evaluation	Total
Cost
At January 1, 2021	$1,912.4	$7,294.1	$3,475.1	$12,681.5
Additions	73.1	257.7	51.6	382.4
Reclassification, transfers and other non-cash movements(ii)	63.3	(19.2)	129.0	173.1
Disposals	(33.0)	(0.1)	(3.5)	(36.6)
At December 31, 2021	$2,015.8	$7,532.5	$3,652.2	$13,200.4
Accumulated depletion, depreciation and amortization ("DDA") and impairment
At January 1, 2021	$(1,258.6)	$(3,965.3)	$(772.7)	$(5,996.7)
DDA	(123.0)	(333.1)	—	(456.1)
Disposals	27.6	—	—	27.6
At December 31, 2021	$(1,354.0)	$(4,298.4)	$(772.7)	$(6,425.2)
Carrying amount, December 31, 2021	$661.8	$3,234.1	$2,879.5	$6,775.2

Amounts included above as at December 31, 2021
Assets under construction	$2.2	$120.5	$131.1	$253.8
Assets not being depreciated	$—	$690.0	$2,879.5	$3,569.5
(i)During 2022, the Company capitalized interest of $4.6 million (2021: $0.9 million) related to qualifying capital expenditures at its Canadian assets under construction at a weighted average capitalization rate of 6.8% (2021: 3.8%).
(ii)Reclassifications, transfers and other non-cash movements includes non-cash additions to PPE and changes in the environmental rehabilitation provision as per Note 28. Also included in 2021 is PPE acquired as part of the acquisition of Monarch Gold Corporation.
(iii)During the year ended December 31, 2022, the Company recognized an impairment charge on certain operating mines, development projects and exploration properties totalling $1,922.7 million. Refer to Note 13 for additional details.
(iv)At December 31, 2022, $478.9 million of E&E assets related to assets in production were included in operating mine mineral interests (December 31, 2021 - $495.1 million). During the year ended December 31, 2022, the Company impaired $1,699.1 million of E&E costs (2021: nil).
(v)At December 31, 2022, the carrying amount of stripping costs capitalized and included in mining properties was $38.8 million (December 31, 2021: $39.4 million).

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23.     GOODWILL AND OTHER INTANGIBLE ASSETS

	Goodwill(i)	Other intangible assets(ii)	Total
Cost
At January 1, 2022	$403.7	$85.5	$489.2
Additions	—	0.1	0.1
At December 31, 2022	$403.7	$85.6	$489.3
Accumulated amortization and impairment
At January 1, 2022	$(45.0)	$(52.4)	$(97.4)
Amortization	—	(4.8)	(4.8)
At December 31, 2022	$(45.0)	$(57.2)	$(102.2)
Net book value at December 31, 2022	$358.7	$28.4	$387.1

	Goodwill(i)	Other intangible assets(ii)	Total
Cost
At January 1, 2021	$403.7	$85.3	$489.0
Additions	—	0.2	$0.2
At December 31, 2021	$403.7	$85.5	$489.2
Accumulated amortization and impairment
At January 1, 2021	$(45.0)	$(47.6)	$(92.6)
Amortization	—	(4.8)	(4.8)
At December 31, 2021	$(45.0)	$(52.4)	$(97.4)
Net book value at December 31, 2021	$358.7	$33.1	$391.8
(i)Goodwill represents the excess of the purchase cost over the fair value of net assets acquired in a business acquisition. On June 16, 2014, the Company acquired a 50% interest in Canadian Malartic. Goodwill of $427.7 million was recognized on the excess of the purchase consideration over the fair value of the assets and liabilities acquired. In March 2018, the Company sold certain jointly owned exploration properties of the Canadian Malartic Corporation, and derecognized $24.0 million of goodwill allocated to the exploration properties.
(ii)Other intangible assets primarily comprise capitalized system development costs.

24.     TRADE AND OTHER PAYABLES

As at December 31,	2022	2021
Trade payables	$209.1	$173.1
Other payables(i)	105.6	101.6
	$314.7	$274.7
(i)Other payables include dividends, salaries, bonuses, pension, and interest payable, among other accruals.

25.    OTHER FINANCIAL LIABILITIES

As at December 31,	2022	2021
Lease liabilities (Note 33)	$77.4	$63.8
Royalty payable	10.9	12.0
Severance accrual	47.2	38.5
Deferred share units/performance share units liability (Note 30)	40.2	25.1
Accounts receivable and value added tax financing credit(i)	20.2	10.0
Derivative liabilities (Note 17)	14.1	25.5
Other(ii)	73.3	23.0
	$283.3	$197.9
Current	$97.1	$76.0
Non-current	186.2	121.9
	$283.3	$197.9
(i)Accounts receivable and value added tax ("VAT") financing credits are payable within 30 days from the receipt of proceeds on doré sales, or payable in the month of approval of the VAT credit, respectively.
(ii)Includes approximately $50.0 million in deferred consideration related to the purchase of rights to additional remaining resources at the MARA project. The amount is payable in eight equal installments through to 2029, with the first two installments due in January and June 2023. The January 2023 installment was paid subsequent to the end of the year.

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26.    OTHER PROVISIONS AND LIABILITIES

As at December 31,	2022	2021
Other taxes payable	$15.8	$17.4
Provision for repatriation taxes payable(i)	9.8	14.8
Provision for taxes	13.7	18.4
Deferred revenue on metal streaming arrangement(ii)	53.6	64.2
Other provisions and liabilities(iii)	76.5	64.8
	$169.4	$179.6
Current	$60.3	$57.7
Non-current	109.1	121.9
	$169.4	$179.6
(i)The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders. Total taxes in the amount of $9.8 million (2021: $14.8 million) have been accrued on the assumption that the profits will be repatriated.
(ii)On October 27, 2015 the Company entered into three metal streaming agreements with Sandstorm pursuant to which, the Company received advanced consideration of $170.4 million against future deliveries of silver production from Cerro Moro, Minera Florida and Chapada, copper production from Chapada, and gold production from Agua Rica. The advanced consideration is accounted for as deferred revenue, with revenue recognized when the metals are delivered to the counterparty. The liabilities associated with the deferred revenue balances referenced to production from the Chapada mine were derecognized as part of the sale of the Chapada mine in July 2019. The following table summarizes the changes in deferred revenue from the metal streaming arrangements during 2022:

2022
As at December 31, 2021	$64.2
Recognition of revenue during the year net of interest accretion	(14.4)
Variable consideration adjustment	3.8
$53.6
Current portion	$9.9
Non-current portion	43.7
As at December 31, 2022	$53.6
(iii)Other provisions and liabilities include the current portion of environmental rehabilitation provisions, and other contingent provisions.

27.    LONG-TERM DEBT AND CREDIT FACILITY

As at December 31,	2022	2021
Senior notes
$500 million notes issued August 2021
2.63% 10-year notes due August 2031	$495.5	$495.1
$300 million notes issued December 2017
4.625% 10-year notes due December 2027	281.2	280.8
	$776.7	$775.9
Revolving credit facility
Revolving credit facility (net of capitalized debt issuance costs)	(2.4)	(3.1)

Total debt(i)	$774.3	$772.8
(i)Balances are net of unamortized discounts and capitalized transaction costs of $8.6 million (2021: $10.0 million).

Senior Notes

The Company's senior notes are unsecured and interest is payable semi-annually. Each series of senior notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The senior notes are accreted to the face value over their respective terms.

The Company's next repayment on the senior notes is now due December 2027.

Revolving Credit Facility

During the third quarter of 2021, the Company extended the term of the revolving credit facility ("the Facility") from July 2024 to August 2026, under existing terms and conditions. The maximum amount available under the Facility remains at $750.0 million. The Facility is unsecured and has an interest rate on drawn amounts of LIBOR plus an interest margin of between 1.20% and 2.25% depending on the Company's credit rating, and a commitment fee of between 0.24% and 0.45% depending on the Company's credit rating. Subsequent to December 31, 2022, the Company drew down $125.0 million on the Facility.

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Covenants

The senior notes and revolving credit facility are subject to various financial and general covenants. The principal covenants are maximum net total debt (debt less cash) to tangible net worth of 0.75; and leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1. The Company was in compliance with all covenants as at December 31, 2022.

28.    ENVIRONMENTAL REHABILITATION PROVISION

The Company incurs environmental rehabilitation liabilities relating to its operating and closed mines and development projects. Significant rehabilitation activities include land rehabilitation, demolition of buildings and mine facilities, and ongoing care and maintenance and monitoring.

The Company estimates future rehabilitation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. Changes in environmental rehabilitation provision estimates during the year reflect changes in cash flow estimates as well as assumptions including discount and inflation rates.

At December 31, 2022, the present value of the environmental rehabilitation provision relating to the Company's mining properties was estimated at $366.0 million (December 31, 2021: $377.2 million) using discount rates ranging between 3.25% and 89.87% (December 31, 2021: 0.37% and 131.96%). The undiscounted value of these liabilities was $585.1 million (December 31, 2021: $547.0 million).

The following table reconciles the beginning and ending carrying amounts of the Company's environmental rehabilitation provision. The majority of the expenditures are expected to take place over the next 100 years. Certain obligations related to post closure monitoring and maintenance at the Company's Chilean mines are expected to continue in perpetuity.

	2022	2021
Balance, beginning of year	$377.2	$392.7
Environmental rehabilitation provisions acquired during the year (Note 6)	0.6	3.0
Accretion expense included in finance costs	19.4	13.9
Revisions in estimates and obligations	(3.5)	6.0
Expenditures during the current year	(22.2)	(16.2)
Foreign exchange impact	(5.5)	(20.7)
Environmental rehabilitation provisions disposed of during the year	—	(1.5)
Balance, end of year	$366.0	$377.2
Current(i)	$30.9	$24.3
Non-current	335.1	352.9
	$366.0	$377.2
(i)The current portion of the environmental rehabilitation provision is included in the current portion of Other Provisions and Liabilities. Refer to Note 26.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated environmental rehabilitation obligations. As at December 31, 2022, the Company had outstanding letters of credit in the amount of $96.1 million (C$130.2 million) (December 31, 2021: $71.4 million (C$90.5 million)) representing guarantees for reclamation obligations and road construction relating to the Company's share of mining interest in Canadian Malartic, and $56.6 million (December 31, 2021: $34.1 million) and $13.6 million (December 31, 2021: $13.6 million) representing guarantees for reclamation obligations relating to the Company's Chilean mines and US properties, respectively. These letters of credit are automatically extended for one year periods from their expiration dates.

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29.    SHARE CAPITAL

Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There were no first preference shares issued or outstanding as at December 31, 2022 (2021: nil).

For the years ended December 31,	2022		2021
	Number of common shares		Number of common shares
Issued and outstanding - 961,003,488 common shares		Amount		Amount
(December 31, 2021 - 959,805,965 common shares):	(In thousands)	(In millions)	(In thousands)	(In millions)
Balance, beginning of year	959,806	$7,689.9	952,621	$7,648.9
Issued on vesting of restricted share units	1,181	4.4	1,353	4.5
Dividend reinvestment plan	114	0.5	147	0.7
Issued as consideration in Monarch acquisition (Note 6)	—	—	11,608	61.2
Issued as consideration in acquisition of exploration properties (Note 6)	—	—	706	3.1
Exercise of warrants	—	0.2	44	0.1
Acquisition of own shares, share cancellations and other adjustments(i)	(98)	—	(6,673)	(28.6)
Balance, end of year	961,003	$7,695.0	959,806	$7,689.9
(i)Under the Company's normal-course issuer bid ("NCIB"), the Company was able to purchase up to 48,321,676 of its common shares no later than August 3, 2022. During 2021, the Company purchased 6,672,628 of its common shares under the NCIB, which were subsequently cancelled.

Dividends Paid and Declared

For the years ended December 31,	2022	2021
Dividends paid	$115.3	$104.8
Dividends declared in respect of the year	$115.3	$108.6
Dividend paid (per share)	$0.120	$0.109
Dividend declared in respect of the year (per share)	$0.120	$0.113

The Company's dividend reinvestment plan resulted in $0.5 million (2021: $0.7 million) being reinvested into the Company.

30.    SHARE-BASED PAYMENTS

The total expense relating to share-based payments includes accrued compensation expense related to plans granted in the current period, plans granted in the prior period and adjustments to compensation associated with mark-to-market adjustments on cash-settled plans, as follows:

For the years ended December 31,	2022	2021
Expense related to equity-settled compensation plans	$6.1	$5.0
Expense related to cash-settled compensation plans	21.9	(1.8)
Total expense recognized as compensation expense	$28.0	$3.2

As at December 31,	2022	2021
Total carrying amount of liabilities for cash-settled arrangements (Note 25)	$40.2	$25.1
The following table summarizes the equity instruments outstanding related to share-based payments.

As at December 31, (In thousands)	2022	2021
Share options outstanding(i)(ii)(iii)	—	256
Restricted share units ("RSU")(iv)	2,453	2,210
Deferred share units ("DSU")(v)(vi)	5,418	5,061
Performance share units ("PSU")(vii)	2,249	2,020
(i)The aggregate maximum number of common shares that may be reserved for issuance under the Company's Share Incentive Plan is 24.9 million (2021: 24.9 million).
(ii)As at December 31, 2021 there were 256,348 share options with a weighted average exercise price of C$5.30 outstanding and exercisable. All share options expired during the first quarter of 2022.
(iii)During the year ended December 31, 2022, no share options were granted or excised.
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(iv)During the year ended December 31, 2022, the Company granted 1,443,567 RSUs with a weighted average grant date fair value of C$5.25 per RSU; a total of 1,180,865 RSUs vested and the Company credited $4.4 million (2021: $4.5 million) to share capital in respect of RSUs that vested during the year. There were 19,456 RSUs cancelled during the year ended December 31, 2022.
(v)During the year ended December 31, 2022, the Company granted 357,099 DSUs and recorded an expense of $1.7 million, and no DSUs were settled.
(vi)During the fourth quarter of 2020, the Company entered into a derivative contract to mitigate the volatility of share price on DSU compensation, effectively locking in the exposure of the Company for 4.2 million DSUs (approximately 88% of outstanding DSUs at the time) at a value of C$7.26 per share. For the year ended December 31, 2022, the Company recorded a mark-to-market loss on DSUs of $8.8 million and a mark-to-market gain on the DSU hedge of $7.2 million.
(vii)During the year ended December 31, 2022, 1,345,884 PSU units were granted with an expiry date of December 9, 2024 and a fair value of C$15.18 per unit at December 31, 2022. There were payouts of 1,117,219 PSU units, and no cancellations, during the year ended December 31, 2022.

31.    NON-CONTROLLING INTERESTS

As at December 31,	2022	2021
Agua De La Falda S.A.(i)	$(20.7)	$18.7
Estelar Resources S.A.(ii)	16.0	16.0
Minera Agua Rica Alumbrera Ltd.(iii)	410.2	751.1
Minera Cavancha SpA(iv)	8.4	21.5
	$413.9	$807.3
(i)The Company holds a 56.7% interest in the Agua De La Falda ("ADLF") project along with Corporación Nacional del Cobre de Chile ("Codelco"). The ADLF project is an exploration project that includes the Jeronimo Deposit and is located in northern Chile.
(ii)During the second quarter of 2018, the Company entered into an arrangement with Fomento Minero de Santa Cruz S.E. ("FOMICRUZ") pursuant to which, FOMICRUZ is entitled to certain subordinated shares in the legal entity that directly owns the Cerro Moro mine, Estelar Resources S.A. These subordinated shares entitle FOMICRUZ to a 5% interest in future dividends after the Company's investment in Cerro Moro, which includes construction and development along with acquisition costs, has been recovered in full. As part of the arrangement and as further consideration to the Company, the right to use the land related to the Bahía Laura properties, a significant land package to the west and south west of Cerro Moro, was obtained at an approximate value of $16.0 million.
(iii)On December 17, 2020, the Company, along with partners Glencore and Newmont, completed the integration of the Agua Rica project with the Alumbrera plant and infrastructure, pursuant to which, Yamana relinquished a non-controlling interest in Agua Rica for an increased interest in Alumbrera. Upon completion of the integration transaction, Yamana owned 56.25%, with Glencore and Newmont owning 25.00% and 18.75%, respectively, of Minera Agua Rica Alumbrera Ltd., the legal entity that indirectly holds the integrated MARA project. During 2022, Glencore acquired Newmont's interest, taking Glencore's interest to 43.75%. The following table summarizes the information relating to the MARA subsidiary, before any intra-group eliminations:

As at December 31,	2022	2021
Current assets	$230.5	$237.4
Non-current assets	924.3	1,897.4
Current liabilities	59.4	26.8
Non-current liabilities	289.4	522.5
Net assets	$806.0	$1,585.5
Net assets attributable to NCI	$352.6	$693.7

For the year ended December 31,	2022	2021
Net loss and comprehensive loss	$(824.4)	$(134.2)
Net loss and comprehensive loss allocated to NCI	$(360.7)	$(58.7)
Key cash flows related to MARA during the year ended December 31, 2022 were net outflows of $0.3 million (2021: net outflows of $12.7 million) related to care and maintenance costs and servicing of environmental rehabilitation provisions net of realized foreign exchange gains, net outflows of $46.1 million (2021: $25.6 million) related to capital expenditures, and net inflows of $45.1 million (2021: $42.4 million) in contributions from shareholders.

(iv)    In December 2018, the Company entered into an Option Agreement with Mineros, with respect to the Company's wholly-owned La Pepa gold project. The Option Agreement granted Mineros the right and option to acquire up to a 51% interest in Minera Cavancha SpA, the legal entity that directly holds the La Pepa project. During 2021, Mineros exercised the first option in the Option Agreement, and was issued shares representing a 20% interest in Minera Cavancha SpA. Refer to Note 6 for further details.

32.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents). Refer to Notes 29 and 27, respectively, for a quantitative summary of these items.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material
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transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the year.

33.    LEASES

A significant proportion of the Company’s lease arrangements, by value, relate to equipment and vehicles used at the Company's mine sites. Other leases include offices and various IT equipment. The majority of lease terms are negotiated through the Company’s procurement function, although agreements contain a wide range of different terms and conditions. Information about leases for which the Company is a lessee is presented below.

(a)    Right-of-use assets

	Buildings	Vehicles	Machinery and Equipment	Total
Balance at December 31, 2021	$12.8	$12.0	$37.7	$62.5
Additions	0.3	19.3	19.6	39.2
Depreciation charge for the year	(2.6)	(8.9)	(16.8)	(28.3)
Balance at December 31, 2022	$10.5	$22.4	$40.5	$73.4

	Buildings	Vehicles	Machinery and Equipment	Total
Balance at December 31, 2020	$13.4	$5.4	$14.1	$32.9
Additions	2.0	12.2	38.0	52.2
Depreciation charge for the year	(2.6)	(5.6)	(14.4)	(22.6)
Balance at December 31, 2021	$12.8	$12.0	$37.7	$62.5

(b)    Lease liabilities

	2022	2021
Maturity analysis - contractual undiscounted cash flows
Less than one year	$38.8	$27.6
Two to three years	39.9	37.8
Four to five years	11.2	8.1
More than five years	10.1	12.5
Total undiscounted lease liabilities at December 31	$100.0	$86.0
Lease liabilities included in the balance sheet at December 31 (Note 25)	$77.4	$63.8
Current	$32.1	$22.6
Non-current	$45.3	$41.2

(c)    Amounts recognized in net earnings

	2022	2021
Depreciation expense on right-of-use assets(i)	$26.8	$22.6
Interest expense on lease liabilities (Note 12)	$8.0	$6.7
Variable lease payments not included in the measurement of lease liabilities(ii)	$77.5	$86.0
Expenses relating to short-term leases	$26.5	$21.8
Expenses relating to leases of low value assets, excluding short-term leases of low value assets	$0.5	$0.9
(i)During the year ended December 31, 2022, $1.5 million of depreciation charges on right-of-use assets were capitalized to assets under construction and are not included in net earnings.
(ii)Certain of the equipment leases in which the Company is the lessee contain variable lease payment terms that are linked to the usage of the equipment (i.e. tonnes mined), either for the contract as a whole or only when a fixed minimum is exceeded. Variable payment terms are used to link rental payments to usage and reduce fixed costs. The Company expects the level of variable lease payments to remain broadly consistent in future years.

(d)    Amounts recognized in the consolidated statement of cash flows

For the year ended December 31, 2022, the Company had total cash outflows for leases of $135.9 million (2021: $134.6 million).

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34.    COMMITMENTS AND CONTINGENCIES

In addition to entering into various operational commitments in the normal course of business, the Company had commitments of approximately $50.2 million at December 31, 2022 (December 31, 2021: $34.5 million) for construction activities at its sites and projects.

35.     RELATED PARTY TRANSACTIONS

Related Parties and Transactions

The Company’s related parties include its subsidiaries, joint arrangement in which the Company is a joint operator, and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services. Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other related party transactions for the years ended December 31, 2022 and 2021.

Compensation of Key Management Personnel

Key management personnel compensation comprises:

For the years ended December 31,	2022	2021
Short-term employee benefits(i)	$28.9	$14.8
Post-employment benefits	2.9	2.0
Share-based payment expense(ii)	22.7	3.3
	$54.5	$20.1
(i)Short-term employee benefits include salaries, bonuses payable within 12 months of the balance sheet date and other annual employee benefits.
(ii)Relates to share option, RSU, DSU and PSU grants. Balances exclude the periodic fair value adjustment on the DSUs.

36.    PROPOSED ACQUISITIONS OF YAMANA

Proposed acquisition of Yamana by Gold Fields

On May 31, 2022, Gold Fields Limited (JSE, NYSE: GFI) (“Gold Fields”) and Yamana announced that they had entered into a definitive agreement (the “Gold Fields Arrangement Agreement”), under which, Gold Fields would acquire all of the outstanding common shares of Yamana (“Yamana Shares”) pursuant to a plan of arrangement under the Canada Business Corporations Act (the “Transaction”). Under the terms of the Transaction, among other things, all of the outstanding Yamana Shares would be exchanged at a ratio of 0.6 of an ordinary share of Gold Fields (each whole share, a “Gold Fields Share”) or 0.6 of a Gold Fields American depositary share (each whole American depositary share, a “Gold Fields ADS”) for each Yamana Share. Upon closing of the Transaction, it was anticipated that Gold Fields shareholders and Yamana shareholders would own approximately 61% and 39% of the combined group, respectively. The Transaction required the approval of at least 66 2/3% of the votes cast by Yamana shareholders voting in person or represented by proxy at a special meeting of Yamana shareholders to be called for that purpose. The issuance of Gold Fields Shares and Gold Fields ADSs under the Transaction was also subject to the approval of at least 75% of the voting rights exercised on such resolution by Gold Fields shareholders at a special meeting of Gold Fields shareholders called to approve the Transaction. The special meetings of Yamana and Gold Fields shareholders to vote on the proposed transaction were scheduled to take place on November 21, 2022 and November 22, 2022, respectively.

Proposed acquisition of Yamana by Pan American and Agnico

On November 4, 2022, Yamana announced that the Company had received an unsolicited binding proposal from Agnico Eagle Mines Limited (TSX, NYSE: AEM) (“Agnico”) and Pan American Silver Corp. (TSX, NASDAQ: PAAS) (“Pan American”) for the acquisition by Pan American of all of the issued and outstanding common shares of Yamana and the sale by Yamana of certain subsidiaries and partnerships which hold Yamana’s interests in its Canadian assets, including the Canadian Malartic mine, to Agnico, all by way of a proposed plan of arrangement (the "Pan American-Agnico Transaction"). The Board of Directors of Yamana determined that this new offer constituted a “Yamana Superior Proposal” in accordance with the terms of the Gold Fields Arrangement Agreement. In accordance with terms of such agreement, Yamana notified Gold Fields that its Board of Directors had determined that the new offer constituted a Yamana Superior Proposal and that the five business day matching period had commenced, during which Gold Fields had the right, but not the obligation, to propose to amend the terms of the Gold Fields Arrangement Agreement in order for the new offer to cease to be a Yamana Superior Proposal.

On November 7, 2022, Gold Fields announced that the Gold Fields Board had unanimously determined that it would not offer to change the terms of the transaction.

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On November 8, 2022, Yamana therefore, entered into an arrangement agreement with Pan American and Agnico (the "Pan American-Agnico Arrangement Agreement") and announced that Yamana’s Board of Directors had changed its recommendation with respect to the pending transaction with Gold Fields and now unanimously recommended that Yamana shareholders vote against the Gold Fields transaction at the special meeting of Yamana shareholders to be held to consider the Gold Fields Transaction.

Following this, also on November 8, 2022, Gold Fields announced that they had terminated the Gold Fields Arrangement Agreement in respect of the transaction with Yamana.

Pursuant to the terms of the Gold Fields Arrangement Agreement, the agreement could be terminated by both or either of the parties in certain situations, including, but not limited to, by Gold Fields in the event that a Yamana Change in Recommendation occurred. The Gold Fields Arrangement Agreement also provided for Yamana to pay Gold Fields a termination fee in the amount of $300.0 million in the event that the Gold Fields Arrangement Agreement was terminated for this reason.

Accordingly, upon termination of the Gold Fields Arrangement Agreement, Yamana paid Gold Fields $300.0 million and Pan American paid Yamana $150.0 million as partial reimbursement for the termination fee paid to Gold Fields, as provided for in the Pan American-Agnico Arrangement Agreement.

The special meetings of Yamana and Pan American shareholders to vote on the proposed Pan American-Agnico Transaction took place on January 31, 2023 and shareholders of Yamana and Pan American voted overwhelmingly in favour of the resolutions approving the transaction, and the issuance of common shares of Pan American as consideration in respect of the transaction, respectively.

The consideration paid by Agnico Eagle to acquire the Canadian Assets will be distributed to the shareholders of Yamana immediately prior to the acquisition of Yamana by Pan American.

The transaction is expected to close on or about March 31, 2023 and has received approval from shareholders of Yamana and Pan American and regulatory approvals from Canada and Mexico.

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